



Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com



June 24, 2005
Our ref. No. PI 015

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice of Resolutions of 2005 Ordinary Meeting of Shareholders**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

June 24, 2005

[Translation]

Notice of Resolutions of 2005 Ordinary General Meeting of Shareholders

Dear Shareholders,

This is to notify you that the following matters were reported or resolved at the ordinary general meeting of the shareholders of Mitsubishi Corporation held today.

Matters for Reporting

1. Report on the consolidated and non-consolidated balance sheets as of March 31, 2005, consolidated and non-consolidated statements of income for fiscal 2005 (from April 1, 2004 to March 31, 2005) and business report for the same year.
2. The audit reports of the independent auditors and Board of Corporate Auditors concerning the consolidated financial statements.

Matters for Resolution

1. To approve the proposed appropriations of earnings for fiscal 2005
2. To amend in part the Articles of Incorporation
3. To elect 17 Directors
4. To grant stock acquisition rights as stock options
5. To grant stock acquisition rights as stock options for a stock-linked compensation plan
6. To grant remuneration to retiring Directors, and Remuneration Due to Changes to the Retirement Allowance System

ATTACHMENT

DIRECTORS AND CORPORATE AUDITORS

As of June 24, 2005

Position	Name
Chairman of the Board	Mikio Sasaki
President, CEO	Yorihiko Kojima
Director	Yukio Masuda, Takeru Ishibashi, Yukio Ueno, Hidetoshi Kamezaki, Takeshi Inoue, Masao Miyamoto, Ichiro Mizuno, Hisanori Yoshimura, Haruo Matsumoto, Yoshikuni Kanai, Mutsumi Kotsuka, Takashi Nishioka, Ichiro Taniguchi, Tatsuo Arima, Tomio Tsutsumi
Senior Corporate Auditor	Yuzo Shinkai
Corporate Auditor	Shigemitsu Miki, Koukei Higuchi, Shigeru Nakajima, Kiyoshi Fujimura

Notes: 1. Directors total 17
Corporate Auditors total 5 (including Senior Corporate Auditor)
2. Representative Directors are underlined.

Additionally, Executive Officers as of June 24, 2005 are as follows.

Position	Name
President, CEO	Yorihiko Kojima
Senior Executive Vice President	Yukio Masuda, Takeru Ishibashi, Yukio Ueno, Hidetoshi Kamezaki
Executive Vice President	Motoatsu Sakurai, Takeshi Inoue, Masao Miyamoto, Katsutoshi Takeda, Ichiro Mizuno, Hisanori Yoshimura, Haruo Matsumoto, Yoshikuni Kanai, Hajime Katsumura, Masatoshi Nishizawa, Tsunao Kijima, Mutsumi Kotsuka
Senior Vice President	Tatsuo Sato, Hiroshi Mino, Junta Fujikawa, Yoshiaki Katayama, Hideshi Takeuchi, Seiji Kato, Ryoichi Ueda, Ken Kobayashi, Koichi Komatsu, Kazumi Yoshimura, Masahide Yano, Motonobu Teramura, Hideyuki Nabeshima,Tsuneo Iyobe, Jun Yanai, Hideto Nakahara, Shosuke Yasua, Osamu Komiya, Tetsuyuki Nagano, Nobuaki Kojima, Akira Fujii, Masahide Ono, Takahisa Miyauchi, Jun Kinugawa, Tetsuro Kuwabara

Note: Directors are underlined.

ARTICLES OF INCORPORATION

OF

MITSUBISHI CORPORATION

(Amended as of June 24, 2005)

CHAPTER I General Provisions

ARTICLE I (Name of the Company)

The name of the Company shall be Mitsubishi Shoji Kabushiki Kaisha. It shall be written in English as Mitsubishi Corporation or Mitsubishi Shoji Kaisha, Limited.

ARTICLE II (Objectives of the Company)

The Company shall operate the following lines of business:

1. Purchase, sale and trading of the following commodities:
   a. Coal, petroleum, gas, and other fuels and products processed therefrom.
   b. Iron, non-ferrous metals and products processed therefrom, as well as ores and minerals.
   c. Machinery, mechanical devices, appliances and instruments (including meters and medical equipment), vehicles, ships and aircraft as well as parts and accessories therefor.
   d. Food, liquor and other beverages, oil bearing seeds, oil and fats, resins, tobacco, salt, and other agricultural, marine, forestry, livestock and natural products as well as products processed therefrom.
   e. Fertilizers, feed-stuffs, and raw materials therefor.
   f. Textiles and raw materials therefor.
   g. Lumber, lumber products as well as cement, glass and other ceramics.
   h. Chemical products, cosmetics, high pressure gas and drugs (including medical supplies, quasi-drugs, poisons, drastic medicines, gun powder and detonators, etc.) and raw materials therefor.

i. Rubber, hide and leather, pulp, paper, and products processed therefrom, as well as accessories and general merchandise.

2. Development, exploration, production, manufacturing, processing, waste treatment, recovery and recycling of the commodities mentioned in the preceding item, and forestry, as well as contracting therefor.
3. Repair, installation and erection, leasing, and maintenance of machinery, mechanical devices, appliances and instruments, vehicles, ships, and aircraft as well as parts and accessories therefor.
4. Acquisition, development planning, maintenance and sale of intangible property rights such as industrial property rights, copyrights, know-how, various kinds of systems engineering and other software.
5. Greenhouse gas emission trading
6. Business relating to gathering, processing and supplying information.
7. Telecommunications, broadcasting, advertising as well as publishing and printing business.
8. Management of medical health facilities, hotels and other lodging facilities, sport facilities, theaters, restaurants as well as travel business.
9. Business relating to planning and management of events.
10. Construction business as well as planning, research, surveying, designing and supervising of construction works.
11. Purchase and sale, lease and management of real property.
12. Business relating to the generation and supply of electricity.
13. Financial business such as purchase and sale of negotiable instruments, loans, purchase and sale of claims, guaranteeing and underwriting of obligations, and purchase and sale of foreign exchange, etc.
14. Business relating to distribution of and advice on commodity investment.
15. Temporary personnel placement service.
16. Purchase and sale of used commodities.
17. Warehousing business.
18. Land, marine and air transportation and forwarding business.
19. Agent, broker and wholesaler of the preceding items.

20. Non-life insurance business, Non-life insurance agency, insurance agency under the Automobile Liability Security Law in Japan and life insurance solicitation-related activities.
21. Consulting in respect of preceding items.
22. All undertakings in connection with those lines of business mentioned in the preceding items.

ARTICLE III (Location of Head Office)

The head office of the Company shall be situated at Chiyoda-ku, Tokyo, Japan.

ARTICLE IV (Method of Public Notices)

Public notices of the Company shall be placed in the Nihon Keizai Shimbun published in Tokyo.

CHAPTER II Shares

ARTICLE V (Total Number of Shares)

The total number of shares authorized to be issued by the Company shall be two thousand five hundred million (2,500,000,000) shares.

ARTICLE VI (Acquisition of Treasury Shares)

The Company may purchase (referring to "purchasing" provided for in the Commercial Code, Article 211-3, Paragraph 1, Item 2) treasury shares based on a resolution of its Board of Directors.

ARTICLE VII (Number of shares constituting One Unit, non-issuance certificates indicating fractions of One Unit and the additional purchase of certificates indicating fractions of One Unit)

The number of shares which will constitute one unit of the shares of the Company ("Unit Stock") shall be one hundred (100) shares.

The Company shall not issue share certificates indicating a number of shares less than one unit (hereinafter "Fractional Shares less than One Unit of Stock"), unless the Company deems such issuance necessary.

A shareholder (herein including any beneficial shareholder) may ask the Company to sell its shares constituting One Unit in exchange for fractions of One Unit stock which, when added, constitute One Unit.

ARTICLE VIII (Denominations of Share Certificates)

Denominations of share certificates to be issued by the Company shall be decided by resolution of the Board of Directors.

ARTICLE IX (Transfer Agent)

The Company shall have a transfer agent with respect to its shares.

The transfer agent and its office at which the Company shares are handled shall be determined by the Board of Directors, and shall be announced by public notice.

The register of shareholders (herein including the register of beneficial shareholders) and the lost share certificate register of the Company shall be placed at the share handling office of the transfer agent, and the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the lost share certificate register and the purchase/additional purchase by the Company of fractional shares of less than one Unit Stock, shall be carried out by the transfer agent, not by the Company.

ARTICLE X (Handling of Shares)

The procedures and the fees in connection with the handling of shares, including the entry of a transfer in the register of shareholders, the entry or record in the register of beneficial shareholders and the lost share certificate

register, and the purchase and additional purchase by the Company of fractional shares of less than One Unit stock, shall be decided by the Board of Directors taking into consideration general practices.

ARTICLE XI (Record Date)

The Company shall deem any shareholder entered or recorded in the register of shareholders as of the close of business on the last day of each business term to be a shareholder who is entitled to exercise his or her rights as a shareholder at the ordinary general meeting of shareholders concerning the closing of accounts for such business term.

Unless otherwise provided for in the preceding paragraph or elsewhere in the Articles of Incorporation, the Company may, whenever necessary, by resolution of the Board of Directors and by giving prior public notice, deem any shareholder or pledgee entered or recorded in the register of shareholders as of the close of business on a specified date to be a shareholder or pledgee who is entitled to exercise his or her rights as a shareholder or pledgee.

CHAPTER III General Meeting of Shareholders

ARTICLE XII (Convening of General Meeting of Shareholders)

An ordinary general meeting of shareholders shall be convened in June of each year, and an extraordinary general meeting of shareholders shall be convened from time to time, whenever necessary.

ARTICLE XIII (Chairman)

The President and Chief Executive Officer shall convene a general meeting of shareholders and shall assume its chairmanship. In case, however, the President and Chief Executive Officer is prevented by unavoidable circumstances from so acting, or in case the post of the President and Chief Executive Officer is vacant, one of the other Directors shall act in his stead,

according to the order as decided by the Board of Directors.

ARTICLE XIV (Exercise of Voting Right by Proxy)

A shareholder may appoint another shareholder having voting right to be his proxy in order to exercise his voting right.

ARTICLE XV (Resolution)

A special resolution by a general meeting of shareholders (which refers to a resolution stipulated in Article 343 of the Commercial Code of Japan) shall be adopted when, at a general meeting of shareholders where shareholders with voting rights surpassing 1/3 of the aggregate voting rights of the total shareholders are present, it is approved by a vote of 2/3 or more of the voting rights present.

All resolutions other than those provided for in the preceding paragraph shall be adopted by a majority vote of the shareholders present, unless otherwise provided for by laws or ordinances or by the Articles of Incorporation.

CHAPTER IV Directors, Board of Directors and Executive Officers

ARTICLE XVI (Election of Directors)

Directors shall be elected at a general meeting of shareholders.

With respect to the resolutions for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shall be required.

The resolutions for the election of Directors shall not be conducted by cumulative voting.

ARTICLE XVII (Term of Office of Directors)

The term of office of each of the Directors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of

accounts within one year from assumption of office.

ARTICLE XVIII (Representative Directors and Directors in Title)

By resolution of the Board of Directors, Representative Directors shall be appointed.

Each of the Representative Directors shall represent the Company severally and shall administer the affairs of the Company in accordance with resolutions of the Board of Directors.

By resolution of the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, and the President and Chief Executive Officer may be appointed.

ARTICLE XIX (Convening of Meetings of the Board of Directors)

The Chairman of the Board of Directors shall convene a meeting of the Board of Directors and shall assume its chairmanship. In case, however, the Chairman of the Board of Directors is prevented by unavoidable circumstances from so acting, or in case the post of the Chairman of the Board of Directors is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.

Each of the Directors and Corporate Auditors shall be notified of a meeting of the Board of Directors at least three (3) days before the date set for such meeting.

ARTICLE XX (Remuneration for Directors)

Remuneration for Directors shall be decided by resolution of a general meeting of shareholders.

ARTICLES XXI (Reduction in Liabilities of Directors)

The Company may exempt directors from their liabilities within the limits of laws or ordinances, pursuant to a resolution by the Board of Directors (refers to a resolution based on Article 266-12 of the Commercial Code of Japan).

The Company may conclude an agreement with its external directors on limiting his or her liabilities to the higher of the following two amounts: a preset sum above ¥10 million or a sum fixed by laws or ordinances (refers to an agreement based on Article 266-19 of the Commercial Code of Japan).

ARTICLES XXII (Executive Officers)

By resolution of the Board of Directors, Executive Officers to carry out certain assigned duties of the Company may be appointed.

By resolution of the Board of Directors, the President and Chief Executive Officer may be appointed among Representative Directors, and the Senior Executive Vice Presidents, Executive Vice Presidents and other Executive Officers may be appointed.

CHAPTER V Corporate Auditors and Board of Corporate Auditors

ARTICLE XXIII (Election of Corporate Auditors)

Corporate Auditors shall be elected at a general meeting of shareholders.

With respect to the resolution for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shares shall be required.

ARTICLE XXIV (Term of Office of Corporate Auditors)

The term of office of each of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within four years from assumption of office.

ARTICLE XXV (Full-time Corporate Auditors and Senior Corporate Auditors)

Full-time Corporate Auditors shall be elected by mutual election of Corporate Auditors, and Senior Corporate Auditors may be elected from the full-time

accounts within one year from assumption of office.

ARTICLE XVIII (Representative Directors and Directors in Title)

By resolution of the Board of Directors, Representative Directors shall be appointed.

Each of the Representative Directors shall represent the Company severally and shall administer the affairs of the Company in accordance with resolutions of the Board of Directors.

By resolution of the Board of Directors, the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, and the President and Chief Executive Officer may be appointed.

ARTICLE XIX (Convening of Meetings of the Board of Directors)

The Chairman of the Board of Directors shall convene a meeting of the Board of Directors and shall assume its chairmanship. In case, however, the Chairman of the Board of Directors is prevented by unavoidable circumstances from so acting, or in case the post of the Chairman of the Board of Directors is vacant, one of the other Directors shall act in his stead, according to the order as decided by the Board of Directors.

Each of the Directors and Corporate Auditors shall be notified of a meeting of the Board of Directors at least three (3) days before the date set for such meeting.

ARTICLE XX (Remuneration for Directors)

Remuneration for Directors shall be decided by resolution of a general meeting of shareholders.

ARTICLES XXI (Reduction in Liabilities of Directors)

The Company may exempt directors from their liabilities within the limits of laws or ordinances, pursuant to a resolution by the Board of Directors (refers to a resolution based on Article 266-12 of the Commercial Code of Japan).

The Company may conclude an agreement with its external directors on limiting his or her liabilities to the higher of the following two amounts: a preset sum above ¥10 million or a sum fixed by laws or ordinances (refers to an agreement based on Article 266-19 of the Commercial Code of Japan).

ARTICLES XXII (Executive Officers)

By resolution of the Board of Directors, Executive Officers to carry out certain assigned duties of the Company may be appointed.

By resolution of the Board of Directors, the President and Chief Executive Officer may be appointed among Representative Directors, and the Senior Executive Vice Presidents, Executive Vice Presidents and other Executive Officers may be appointed.

CHAPTER V Corporate Auditors and Board of Corporate Auditors

ARTICLE XXIII (Election of Corporate Auditors)

Corporate Auditors shall be elected at a general meeting of shareholders.

With respect to the resolution for the election provided for in the preceding paragraph, the attendance of shareholders owning not less than one-third of the total number of voting rights shares shall be required.

ARTICLE XXIV (Term of Office of Corporate Auditors)

The term of office of each of the Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held for the latest settlement of accounts within four years from assumption of office.

ARTICLE XXV (Full-time Corporate Auditors and Senior Corporate Auditors)

Full-time Corporate Auditors shall be elected by mutual election of Corporate Auditors, and Senior Corporate Auditors may be elected from the full-time

Corporate Auditors.

ARTICLE XXVI (Convening of Meetings of the Board of Corporate Auditors)

Each of the Corporate Auditors shall be notified of a meeting of the Board of Corporate Auditors at least three (3) days before the date set for such meeting.

ARTICLE XXVII (Remuneration for Corporate Auditors)

Remuneration for Corporate Auditors shall be decided by resolution of a general meeting of shareholders.

ARTICLE XXVIII (Reduction in Liabilities of Corporate Auditors)

The Company may exempt its Corporate Auditors from their liabilities within the limit of laws and ordinances based on a resolution of the Board of Directors (refers to a resolution pursuant to the provisions of Article 266-12 of the Corporate Code, which is applied with reference to Article 280-1 of the Commercial Code of Japan).

CHAPTER VI Accounts

ARTICLE XXIX (Business Term and Settlement of Accounts)

The business term of the Company shall begin on April 1 of each year and end on March 31 of the following year.

The settlement of accounts shall be made at the end of each business term.

ARTICLE XXX (Dividends)

Dividends on shares for each business term shall be distributed to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on the last day of each business term.

ARTICLE XXXI (Interim Dividends)

The Company may, by resolution of the Board of Directors, pay interim dividends, which mean the cash distributed pursuant to the provisions of Article 293-5 of the Commercial Code of Japan (hereinafter called "interim dividends"), to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on September 30 of each year.

ARTICLE XXXII (Period of Exclusion of Payment of Dividends and Interim Dividends)

The Company may, by resolution of the Board of Directors, pay interim dividends, which mean the cash distributed pursuant to the provisions of Article 293-5 of the Commercial Code of Japan (hereinafter called "interim dividends"), to those shareholders or pledgees who are entered or recorded in the register of shareholders as of the close of business on September 30 of each year.

(Attached document to the Notice of 2005 Ordinary General Meeting of Shareholders)

REPORT FOR FISCAL 2005

April 1, 2004 through March 31, 2005


Mitsubishi Corporation

Note: This Report is an unofficial translation of the Japanese language original version, and is provided for your convenience only, without any warranty as to its accuracy or as to the completeness of the information. The Japanese original version of the report is the sole official version.

Contents

Notes: The "Mitsubishi Corporation Group" and the "Group" in this business report refer to corporate group, as stipulated in Article 105-2 of the enforcement regulations of the Commercial Code of Japan.

Business Report (April 1, 2004 through March 31, 2005)

1. Review of Operations

Summary of Operating Results for Mitsubishi Corporation Group

General Operating Environment

The overall economic landscape in fiscal 2005 saw the global economy remain on a modest growth trajectory, led by a strong U.S. economy and rapid growth in China and other newly emerging nations.

In the U.S., per capital consumer spending regained momentum from midway through 2004, as the U.S. employment picture markedly improved, particularly in the manufacturing and other sectors where employment had remained weak. Companies steadily expanded production activities, supported by the rise in exports encouraged by a weaker dollar and a recovery in domestic consumer spending. Capital expenditures, too, were healthy as the economy held firmly to a growth track.

In China, high levels of growth continued as both consumption and exports remained strong. This came despite government-imposed fiscal tightening measures that gradually slowed growth in infrastructure investments, which had threatened to overheat. In countries all across Asia, exports rose on the back of economic growth in the U.S., China and other sectors of the global economy. Growth in these countries was also sustained by strong domestic demand. Economic conditions were also firm in EU nations at the start of the fiscal year, although growth softened somewhat from the latter half of the year as high crude oil prices and a strong euro caused imports to swell.

Demand for crude oil and other primary commodities rose against this economic backdrop, causing international commodity prices to remain high.

The Japanese economy, meanwhile, saw growth in domestic production hindered by a slowdown in exports from the latter half of the fiscal year, which was partly because of moves to cut back production of IT-related products around the world. Moreover, consumer spending was lackluster as a series of typhoons and earthquakes affected consumer sentiment. Nevertheless, improved earnings and more robust capital expenditures spurred recovery in the corporate sector, leading to an upturn in Japan's employment environment and income levels. Buoyed by these positive signs, the economy continued its trek towards a modest recovery.

Consolidated Results

1. Summary of Fiscal 2005 Results

For fiscal 2005, consolidated operating transactions were ¥17,132.7 billion, up ¥1,955.7 billion, or 12.9%, from the previous fiscal year. This growth reflected an increase in volume of petroleum-related and petrochemical products-related transactions at Mitsubishi Corporation due to surging oil-related markets, as well as the effect of consolidating food-related and other subsidiaries and an increase in volume of transactions at Metal One Corporation, among other factors. Gross profit increased ¥108.4 billion, or 14.1%, year on year to ¥877.8 billion, also the result of an increase in volume of transactions at Metal One and the effect of consolidating food-related subsidiaries, among other factors.

Selling, general and administrative expenses rose due to factors such as the effect of consolidating subsidiaries acquired during the year, and the recognition of a settlement loss associated with the transfer of the substitutional portion of the Employees' Pension Fund. Loss on marketable securities and investments-net increased substantially due to recognition of impairment on marketable securities, and a goodwill impairment loss on Mitsubishi Corporation's investment in LAWSON, INC. On the other hand, dividend income increased, particularly from investments related to metal and energy resources. Furthermore, loss on property and equipment-net improved due to gains on the sale of real estate at Mitsubishi Corporation and its subsidiaries. In addition, a gain of ¥38.5 billion was recorded for the difference arising from the transfer of the substitutional portion of the Employees' Pension Fund.

As a result, income from consolidated operations before income taxes increased ¥59.7 billion, or 39.8%, to ¥209.8 billion.

Net equity in earnings of affiliated companies climbed ¥40.6 billion, or 72.0%, to ¥97.1 billion due in part to higher earnings at metal and energy resource-related and petrochemical products-related companies on the back of surging natural resource-related markets.

As a result, consolidated net income increased ¥66.3 billion, or 57.2%, to a record ¥182.4 billion, eclipsing the previous all-time high performance in fiscal 2004.

2. Operating Segment Information

Operating Transactions by Operating Segment (Excludes inter-segment transactions)

(Millions of yen)

Operating Segments	Fiscal 2005		Fiscal 2004		Change	
	Amount	Share (%)	Amount	Share (%)	Amount	Change (%)
New Business Initiative	245,649	1.4%	240,793	1.6%	4,856	2.0%
Energy Business	4,321,350	25.2%	3,648,217	24.0%	673,133	18.5%
Metals	3,435,300	20.1%	2,889,823	19.0%	545,477	18.9%
Machinery	2,765,204	16.1%	2,731,247	18.0%	33,957	1.2%
Chemicals	1,899,716	11.1%	1,555,043	10.2%	344,673	22.2%
Living Essentials	4,444,158	25.9%	4,196,461	27.7%	247,697	5.9%
Adjustments and Eliminations, Other	21,327	0.2%	(84,574)	(0.5%)	105,901	–
Total	17,132,704	100.0%	15,177,010	100.0%	1,955,694	12.9%

(Amounts are rounded to the nearest million yen)

Net Income by Operating Segment

(Millions of yen)

Operating Segments	Fiscal 2005		Fiscal 2004		Change	
	Amount	Share (%)	Amount	Share (%)	Amount	Change (%)
New Business Initiative	12,260	6.7%	2,425	2.1%	9,835	405.6%
Energy Business	45,835	25.1%	30,643	26.4%	15,192	49.6%
Metals	48,239	26.5%	31,045	26.8%	17,194	55.4%
Machinery	55,398	30.4%	42,224	36.4%	13,174	31.2%
Chemicals	18,110	9.9%	14,140	12.2%	3,970	28.1%
Living Essentials	44,864	24.6%	38,744	33.4%	6,120	15.8%
Adjustments and Eliminations, Other	(42,337)	(23.2%)	(43,201)	(37.3%)	864	–
Total	182,369	100.0%	116,020	100.0%	66,349	57.2%

(Amounts are rounded to the nearest million yen)

(1) New Business Initiative Group

The New Business Initiative Group posted net income of ¥12.3 billion, up substantially by ¥9.8 billion from the previous fiscal year. This was the first time that the New Business Initiative Group posted net income in excess of ¥10.0 billion since its formation in 2000. This performance partly reflected large capital gains from investment activities. In addition, strong performances at affiliated companies engaged in logistics, human care, mobile phone and other businesses contributed to the higher earnings.

(2) Energy Business Group

The Energy Business Group reported net income of ¥45.8 billion, up ¥15.2 billion, or 49.6%, from fiscal

2004. This reflected higher gross profit on LPG and other transactions at Mitsubishi Corporation due to buoyant market conditions. Furthermore, the business group recorded higher earnings from consolidated subsidiaries and equity-method affiliates, and dividend income from natural resource development and production companies. This growth was due to rising crude oil prices and the accompanying increase in natural gas prices, as well as higher production volume.

(3) Metals Group

The Metals Group posted net income of ¥48.2 billion, up ¥17.2 billion, or 55.4%, from the previous fiscal year. As a result of sharply higher prices of copper, aluminum and other metal resources due to tight supplies worldwide, the business group recorded higher dividend income and earnings from consolidated subsidiaries and equity-method affiliates engaged in the production of these metallurgical resources. Metal One also contributed to the segment's overall performance with strong results that far exceeded the previous year on the back of a rising steel products market.

(4) Machinery Group

The Machinery Group posted net income of ¥55.4 billion, up ¥13.2 billion, or 31.2%, from the previous fiscal year. While volume of transactions decreased in the plant machinery business at Mitsubishi Corporation, gross profit was largely flat overall due to strong automobile export transactions to Asia. Gains on the sale of leased office buildings; higher sales at subsidiaries involved in construction machinery rental in Japan; increased revenues from strong market conditions at subsidiaries involved in ship-related businesses; and strong performances at Asian automobile-related subsidiaries were among other factors that contributed to the higher segment net income.

(5) Chemicals Group

The Chemicals Group posted net income of ¥18.1 billion, up ¥4.0 billion, or 28.1%, from the previous year. Gross profit increased due to increased transaction volume at Mitsubishi Corporation. Earnings from an equity-method affiliate also increased due to strong results at production-related operations in Malaysia. These performances accompanied the continued strength in market conditions from the previous fiscal year particularly in respect of petrochemicals. The higher segment net income also reflected the consolidation of Saudi Petroleum Development Company.

(6) Living Essentials Group

The Living Essentials Group posted net income of ¥44.9 billion, up ¥6.1 billion, or 15.8%, from the previous year. Gross profit at Mitsubishi Corporation declined slightly year on year due to lower food commodity and product transactions. However, net income increased in the segment as a whole year on year because of gains related to property and equipment, the transfer of LAWSON-related operations from the New Business Initiative Group, and higher earnings from food-related consolidated subsidiaries and equity-method affiliates due to new acquisitions and other factors.

Notes:

1. "Operating transactions", as presented in the consolidated statements of income, is a voluntary disclosure commonly made by similar Japanese trading companies and represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent.
2. Operating segment information for fiscal 2005 is prepared in accordance with generally accepted accounting principles in the United States (US GAAP), whereas operating segment information for fiscal 2004 is prepared based on generally accepted accounting principles in Japan (Japanese GAAP). The difference between Japanese GAAP and US GAAP in fiscal 2004 is included in "Adjustments and Eliminations, Other."

Office Buildings

In fiscal 2005, Mitsubishi Corporation sold company-owned sections of the Shinagawa Mitsubishi Building in Tokyo's Minato-ku that are used for its Shinagawa Head Office and commercial leasing purposes. Mitsubishi Corporation sold land (approximately 7,000 square meters) and a section of the building (with a combined total floor space of approximately 158,000 square meters) for ¥110.2 billion. Despite the sale, Mitsubishi Corporation continues to use the building as its Shinagawa Head Office.

Mitsubishi Corporation started rebuilding the Mitsubishi Shoji Building Annex in Marunouchi, Chiyoda-ku, Tokyo, in January 2004. The building is slated for completion in March 2006 and will replace the Marunouchi Office as the new headquarters of Mitsubishi Corporation.

Issuance of Corporate Bonds

The Group issues bonds as necessary as a primary means of procuring funds. During fiscal 2005, Mitsubishi Corporation sold four issues of yen-denominated straight bonds totaling ¥45.0 billion. Furthermore, Mitsubishi Corporation Finance PLC, a wholly owned Mitsubishi Corporation subsidiary based in the U.K., issued bonds of ¥36.6 billion as part of its euro medium-term note program.

Actions Concerning Mitsubishi Motors Corporation

In May 2004, following the announcement by Mitsubishi Motors Corporation ("Mitsubishi Motors") of a three-year Business Revitalization Plan starting in 2004, Mitsubishi Corporation subscribed for preferred shares in the amount of ¥40.0 billion in this company. Thereafter, a number of unresolved vehicle recall issues surfaced as a result of detailed investigations of past problems stretching back to the 1970s, forcing Mitsubishi Motors to delay the sale of new models until all investigations had been completed. In the meantime, Mitsubishi Motors suffered a sharp drop in sales in Japan and North America, and unease mounted about its ability to procure funds following a loss of credibility in financial markets. As a result, Mitsubishi Motors undertook a sweeping revision of its original plan, leading to the announcement of a new plan, the Mitsubishi Motors Revitalization Plan. To raise the necessary funds, Mitsubishi Motors

again approached its leading shareholders, including Mitsubishi Corporation, for additional assistance. After carrying out due diligence of the plan with the help of external experts, and considering all options available, including not providing support, Mitsubishi Corporation decided to inject additional cash of ¥70.0 billion. In reaching this decision, Mitsubishi Corporation took into account factors such as the importance of automobile operations in the context of its long-term strategy, the viability of the plan, the high acclaim Mitsubishi Motors' vehicles received overseas and the new top management team.

In addition, Mitsubishi Corporation plans to contribute an additional ¥30.0 billion to Mitsubishi Motors during fiscal 2006 through the purchase of operating assets or the subscription of an additional capital increase. Mitsubishi Corporation is determined to continue cooperating with Mitsubishi Motors toward achieving a successful outcome to its revitalization plan.

Litigation Concerning Graphite Electrode-Related Transactions

In January 2002, a shareholders' derivative suit was brought against Mitsubishi Corporation's present and former directors and corporate auditors in the Tokyo District Court concerning graphite electrode-related transactions. Mitsubishi Corporation intervened on a supplemental basis to assert and prove that it had an appropriate compliance system in place. The claims against the former directors and corporate auditors were dismissed in the first judgment in May 2004 and also on appeal in February this year, putting an end to this lawsuit.

Regarding nine civil lawsuits concerning graphite electrode-related transactions filed in the U.S. and Canada by graphite electrode users, six had been settled as of the end of the fiscal year.

Key Themes for the Mitsubishi Corporation Group

The world economy is expected to continue gaining strength on the whole, while the Japanese economy is forecast to continue growing at a moderate pace in the near term, driven by a recovery in domestic demand. Furthermore, natural resource prices are expected to remain high due to increasing demand from China and other emerging nations. In terms of corporate activity, there has been a string of large-scale mergers and a succession of corporate groups has launched restructuring initiatives with the aim of concentrating resources on priority businesses. At the same time, new markets are being created by deregulation and new technologies are being developed in the IT, nanotechnology, biotechnology, environment and other fields. These and other developments are catalyzing dynamic change on a global basis.

Against this backdrop, Mitsubishi Corporation formulated INNOVATION 2007—Opening Up A New Era, a four-year medium-term management plan in fiscal 2005. Proposing a vision of Mitsubishi Corporation as "a new industry innovator," the plan sets out three basic concepts—Grasp Change and Open Up A New Era for MC, Develop Human Assets, and Reinforce Internal Systems. Mitsubishi Corporation is now devising and executing various initiatives to realize its goals.

> "A new industry innovator" means proposing and creating new paradigms by changing industries based on market needs, amid increasing structural change in society. It also means supporting the creation of new, next-generation industries. These aims will be achieved with the company's strengths: participation in all manner of industries on a global basis and a latent potential to reform markets. Mitsubishi Corporation's vision is therefore to play the dual role of contributing to the development of industries and formulating growth strategies with customers.

The plan envisions a triple-jump image of growth: "hop," "step" and "jump." The first two, "hop" and "step," are each two-year periods. During the "hop" stage, Mitsubishi Corporation will place emphasis on the strengthening of management systems, actions to develop growth businesses of the future and the development of human resources. The "step" stage will see the continuation of strategies to take the company to a new growth plane. In the "jump" stage, the goal is to ensure that Mitsubishi Corporation can consistently deliver consolidated net income of at least ¥200 billion.

***1. Grasp Change and Open Up A New Era for MC* (Medium- to Long-term Growth Strategy)**

Mitsubishi Corporation is taking the following actions in terms of its medium- to long-term growth strategy.

1) From the perspective of strengthening core businesses, Mitsubishi Corporation's strategy is to concentrate management resources in areas that are expected to grow and where it can leverage its strengths. These areas include natural gas, crude oil resources, metal resources, automobile operations, overseas IPP business, resource-based chemicals, foods (commodity), foods (products), financial services, and medical and nursing care-related businesses. To support these growth strategies,

Mitsubishi Corporation will strengthen Corporate Staff functions and upgrade the activities of its network in Japan and abroad.

2) In terms of efforts targeting future strategic fields, on April 1, 2005, Mitsubishi Corporation appointed a Chief Innovation Officer and established the Innovation Center, which reports directly to this officer. The Innovation Center, in addition to its current company-wide development endeavors, will coordinate and promote the innovation strategy of Mitsubishi Corporation as a whole. This will include involvement in new businesses in each business group and making greater use of cross-organizational workshops.

3) Mitsubishi Corporation regards China and India, countries enjoying remarkable economic growth, as strategic regions. On April 1, 2005, Mitsubishi Corporation appointed a China Regional Officer (a director responsible for China) and established the China Business Strategy Office under this officer. The China Regional Officer formulates and promotes a company-wide strategy for China as well as works with business groups on their individual strategies for the country.

2. Develop Human Assets **(Motivate Employees and Enhance Their Business Sensitivity)**

Mitsubishi Corporation recognizes the importance of its obligation to develop human resources with outstanding business sensitivity. Based on this recognition, the company is working from a long-term perspective to nurture and retain human resources with the ability to function as CEOs and CFOs and to support growth of its subsidiaries and affiliated companies, as well as grooming reliable people with the ability to build businesses that respond to customers' needs, an approach that has long been the foundation of Mitsubishi Corporation's approach to business. At the same time, systems are being established to motivate employees further.

3. Reinforce Internal Systems **(Continuously Strengthen the Management System)**

Mitsubishi Corporation has a corporate auditor system. Furthermore, in addition to organizations and governance systems required by law, Mitsubishi Corporation is improving and strengthening its corporate governance system, such as by appointing outside directors, establishing the post of executive officer and setting up advisory committees. At the same time, to advance its growth strategy and upgrade group management, Mitsubishi Corporation is further strengthening its management system in the following ways.

1) Mitsubishi Corporation continues to use its basic management infrastructure, namely Mitsubishi Corporation Value Added (MCVA) and the business unit (BU) system that were introduced to promote the prioritization of strategic business fields, as it further strengthens the management of its business portfolio.

2) Mitsubishi Corporation is refining management systems by using IT and establishing systems that facilitate decision-making by providing management with more accurate information on a more timely basis.

3) Mitsubishi Corporation is strengthening and continuously improving internal control systems on a

consolidated basis so as to ensure compliance, proper financial reporting and the efficient monitoring, management and handling of all business risks in a systematic manner.

Mitsubishi Corporation's business environment is undergoing rapid and dynamic change. However, management and employees are united in their determination to take the actions necessary to achieve the goals of INNOVATION 2007 with the aim of creating a company that wins recognition from shareholders, customers and all other stakeholders.

Operating Results and Financial Position

Mitsubishi Corporation Group Operating Results and Financial Position

(Millions of yen)

Item\Fiscal Year	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005
Operating Transactions	13,230,675	13,328,721	15,177,010	17,132,704
Net Income	60,702	62,019	116,020	182,369
Total Shareholders' Equity	1,032,499	938,621	1,224,885	1,504,454
Basic Net Income per Share (yen)	38.74	39.60	74.11	116.49

(Amounts are rounded to the nearest million yen)

Notes:

1. The consolidated financial statements were prepared in conformity with terms, form and preparation methods of accounting standards generally accepted in the United States of America in accordance with Article 179-1 of the enforcement regulations of the Commercial Code of Japan.
2. Effective from fiscal 2005, Mitsubishi Corporation has prepared consolidated financial statements prescribed by Article 19-2 of the "Law Concerning Special Measures Under the Commercial Code with Respect to Audit, etc., of Corporations (Kabushiki-kaisha)."
3. As written in Additional Information 1. of "Significant Accounting Policies" under "Basis of Consolidated Financial Statements", figures for fiscal 2004, 2003 and 2002 have been restated, to conform to the presentation of fiscal 2005.

Non-consolidated Operating Results and Financial Position

(Millions of yen)

Item\Fiscal Year	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005
Net Sales	9,562,842	9,332,087	8,990,665	9,961,909
Net Income (Loss)	(11,011)	19,332	32,957	66,111
Shareholders' Equity	701,813	664,160	772,525	923,774
Basic Net Income (Loss) per Share (yen)	(7.03)	12.30	20.92	42.11

(Amounts are rounded down to the nearest million yen)

Notes: ( ) represents Net Loss.

2. General Information About Mitsubishi Corporation (As of March 31, 2005)

Major Lines of Business of the Mitsubishi Corporation Group

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. The Mitsubishi Corporation Group manufactures and markets a wide range of products, including energy, metals, machinery, chemicals and living essentials through its domestic and overseas network. Some of its basic functions—finance, information, logistics and marketing—enhance the above activities and enable the Group to provide various services. The Group is also involved in diverse businesses by actively investing in areas such as natural resources development and project development.

Stock Information

Number of shares authorized for issuance 2,500,000,000 shares

	Shares of common stock issued	Capital stock	Number of shareholders
As of March 31, 2004	1,567,193,508 shares	126,617,338,734 yen	54,322
Increase	206,000 shares	87,749,000 yen	10,976
As of March 31, 2005	1,567,399,508 shares	126,705,087,734 yen	65,298

Note: The increase in the number of issued shares and capital stock is due to the exercise of stock acquisition rights during the fiscal year.

1 Unit Stock: 100 shares

On September 1, 2004, Mitsubishi Corporation reduced its Unit Stock from 1,000 shares to 100 shares based on the regulations of Article 221-2 of the Japanese Commercial Code, following a resolution by the Board of Directors on May 11, 2004.

Acquisition, Disposal and Holding of Treasury Stock (April 1, 2004 through March 31, 2005)

(1) Acquisition of shares:

Common stock	121,822 shares
Total cost of acquisition	140,232,743yen

(2) Disposition of Treasury Stock:

Common stock	26,729 shares
Total amount disposed of	30,322,472yen

(3) Holdings at March 31, 2005:

Common stock	1,068,557 shares

Notes:

1. The number of shares of common stock owned by the Company at March 31, 2004 was 973,464.
2. The above-mentioned shares acquired by the Company related to the purchase of fractional shares.
3. The above disposal is in line with the purchase of fractional shares less than one unit of stock.

Stock Acquisition Rights

1. Stock Acquisition Rights Outstanding at March 31, 2005

1) Stock Options (Stock Acquisition Rights)

Year Issued	Number of stock acquisition rights	Class and number of shares to be issued for the purpose of issuing stock acquisition rights	Issue price of stock acquisition rights	Price per share due upon exercise of stock acquisition rights (Exercise Price)	Exercise period
2001	256	256,000 shares of the Company's common stock	Issued in gratis	¥903	From June 30, 2002 through June 29, 2010
2002	1,060	1,060,000 shares of the Company's common stock	Issued in gratis	¥1,002	From June 29, 2003 through June 28, 2011
2003	1,068	1,068,000 shares of the Company's common stock	Issued in gratis	¥809	From June 28, 2004 through June 27, 2012
2004	1,269	1,269,000 shares of the Company's common stock	Issued in gratis	¥958	From June 28, 2005 through June 27, 2013
2005	1,167	1,167,000 shares of the Company's common stock	Issued in gratis	¥1,090	From June 25, 2006 through June 24, 2014

Notes: Stock subscription rights, which had been defined in Article 280-19, of the former Commercial Code of Japan, were superseded, and stock acquisition rights (*Shinkabu-Yoyaku-Ken*) were established by the "Partial Revision to the Commercial Code" (Law No. 128 of 2001). Accordingly, the stock subscription rights provided under the former Commercial Code are now shown above as stock acquisition rights.

2) Bonds with Stock Acquisition Rights

Yen-Denominated Zero Interest Convertible Bonds with Acquisition Rights Due 2011 Issued in Fiscal 2003

Number of stock acquisition rights	Class and number of shares to be issued for the purpose of issuing stock acquisition rights	Issue price of stock acquisition rights	Price per share due upon exercise of stock acquisition rights (Conversion Price)	Exercise period
30,000	126,262,626 shares of the Company's common stock	Issued in gratis	¥1,188	From July 1, 2002 through June 3, 2011

2. Issuance of Stock Acquisition Rights on Specially Favorable Conditions in Fiscal 2005

1) Stock Acquisition Rights Issued as Stock Options in Fiscal 2005

Date of the resolution on Issuance of Stock Acquisition Rights	June 24, 2004
Number of stock acquisition rights	1,167
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	1,167,000 shares of the Company's common stock
Issue price of stock acquisition rights	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥1,090
Exercise period	June 25, 2006 through June 24, 2014
Other conditions for exercise of stock acquisition rights	Stock acquisition rights may not be partially exercised
Reasons and conditions for canceling stock acquisition rights	The Company shall, at any time, be permitted to acquire, without compensation, and cancel stock acquisition rights.
Other terms	The issue price shall be gratis

Notes: *Adjustments to the Number of Shares Granted and Exercise Price*

1. In the event that the Company splits or combines its common stock, the Number of Shares Granted and the Exercise Price shall

be adjusted proportionately based on the stock split or combined ratio. Fractions of a share resulting from this adjustment shall be discarded, and fractions of a yen shall be rounded up to the nearest yen.

2. When for unavoidable reasons it is necessary to adjust the Number of Shares Granted or the Exercise Price, such as in the event that the Company reduces its capital, merges or is split up, the Company reserves the right to adjust the Number of Shares Granted and the Exercise Price within reasonable limits.
3. In the event that the Company issues new shares or redeems, retires or disposes of its own shares at a price below the market price (excluding acquisition rights or warrant stock options or the exercise of acquisition rights in accordance with the former Japanese Commercial Code), the Exercise Price shall be adjusted in accordance with the following formula. Fractions of a yen resulting from this adjustment shall be rounded up to the nearest yen.

$$\text{Adjusted Exercise Price} = \text{Pre-adjustment Exercise Price} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per new share}}{\text{Market price}}}{\text{Number of shares already issued} + \text{Number of newly issued shares}}$$

In the above formula, "Number of shares already issued" shall be defined as the number of shares of common stock issued and outstanding less the number of shares held in treasury. In the event that the Company redeems, retires or disposes of its own shares, "Number of newly issued shares" shall be read as "Treasury stock retired."

2) Name of Allottee, Position and No. of Stock Acquisition Rights

Position	Name of Allottee	No. of Acquisition Rights	Position	Name of Allottee	No. of Acquisition Rights
Chairman of the Board	Mikio Sasaki	70	Senior Vice President	Masahide Yano	15
*President, CEO	Yorihiko Kojima	70	Senior Vice President	Motonobu Teramura	15
*Senior Executive Vice President	Masayuki Takashima	35	Senior Vice President	Hideyuki Nabeshima	15
*Senior Executive Vice President	Yukio Masuda	35	Senior Vice President	Tsuneo Iyobe	15
*Senior Executive Vice President	Takeru Ishibashi	35	Senior Vice President	Jun Yanai	15
*Executive Vice President	Shunichi Inai	28	Senior Vice President	Hideto Nakahara	15
*Executive Vice President	Masahiro Abe	28	Senior Vice President	Shosuke Yasuda	15
Executive Vice President	Motoatsu Sakurai	28	Senior Vice President	Mitsuhiko Kato	8
*Executive Vice President	Yukio Ueno	28	Senior Vice President	Goro Shintani	8
*Executive Vice President	Hidetoshi Kamezaki	28	Senior Vice President	Teruhisa Arai	8
*Executive Vice President	Takeshi Inoue	28	Senior Vice President	Susumu Indo	8
Executive Vice President	Masao Miyamoto	28	Senior Vice President	Akira Kudo	8
Executive Vice President	Katsutoshi Takeda	28	Senior Vice President	Kenjiro Itadani	8
*Executive Vice President	Ichiro Mizuno	28	Senior Vice President	Hiroyuki Toki	8
Executive Vice President	Hisanori Yoshimura	28	Senior Vice President	Yasuyuki Otani	8
*Executive Vice President	Haruo Matsumoto	28	Senior Vice President	Minoru Hasegawa	8
Senior Vice President	Shunichi Imamiya	15	Senior Vice President	Takeshi Kadota	8
Senior Vice President	Yoshikuni Kanai	15	Senior Vice President	Tsuyoshi Noro	8
Senior Vice President	Tatsuo Sato	15	Senior Vice President	Masahide Konishi	8
Senior Vice President	Hajime Katsumura	15	Senior Vice President	Minoru Asaoka	8
Senior Vice President	Hiroshi Mino	15	Senior Vice President	Tamon Omura	8
Senior Vice President	Masatoshi Nishizawa	15	Senior Vice President	Masaaki Seita	8
Senior Vice President	Tsunao Kijima	15	Senior Vice President	Fumikazu Matsuura	8
Senior Vice President	Mamoru Horio	15	Senior Vice President	Yoshikazu Nakanishi	8
Senior Vice President	Junta Fujikawa	15	Senior Vice President	Eisaku Tamura	8
Senior Vice President	Yoshiaki Katayama	15	Senior Vice President	Eiji Oshima	8
Senior Vice President	Hideshi Takeuchi	15	Senior Vice President	Masayuki Tsuzuki	8
Senior Vice President	Mutsumi Kotsuka	15	Senior Vice President	Yoichi Kanno	8
Senior Vice President	Kimio Okano	15	Senior Vice President	Ryo Sakata	8
Senior Vice President	Seiji Kato	15	Senior Vice President	Masakazu Okabayashi	8
Senior Vice President	Ryoichi Ueda	15	Senior Vice President	Fuminori Masubuchi	8
Senior Vice President	Ken Kobayashi	15	Senior Vice President	Kenzo Takahashi	8
Senior Vice President	Koichi Komatsu	15	Senior Vice President	Hisayoshi Kobayashi	8
Senior Vice President	Kazumi Yoshimura	15	Senior Vice President	Kazuo Korenaga	8
Senior Vice President	Junji Inoue	15	Senior Vice President	Yoshihisa Nishibata	8

Notes: 1. Position denotes the position held by the allottee on the Issue Date (August 13, 2004).

2. * denotes concurrent post as a director of the Company.

3. The total number of acquisition rights for directors and senior vice presidents listed above is summarized by category in the table below. The number of acquisition rights allotted to Directors includes those owned by directors who have duties as senior vice presidents.

Category	No. of Acquisition Rights	No. of Allotee
Directors	441	12
Senior Vice Presidents	502	30
Senior Vice Presidents ("RIJI")	224	28
Total	1,167	70

Principal Shareholders

Name of Shareholder	Ownership of shares of the Company		The Company's investment position in principal shareholders	
	No. of Shares	Investment Ratio	No. of Shares	Investment Ratio
The Master Trust Bank of Japan, Ltd. (Trust Account)	Thousands of shares 138,060	% 8.81	Thousands of shares -	% -
Japan Trustee Services Bank, Ltd. (Trust Account)	133,968	8.55	-	-
Tokio Marine & Nichido Fire Insurance Co., Ltd.	93,167	5.94	-	-
Meiji Yasuda Life Insurance Company	79,552	5.08	-	-
Mitsubishi Heavy Industries, Ltd.	48,920	3.12	26,615	0.79
The Bank of Tokyo-Mitsubishi, Ltd.	42,701	2.72	-	-
The Chase Manhattan Bank, N.A. London	32,323	2.06	-	-
State Street Bank and Trust Company 505103	30,302	1.93	-	-
Nippon Life Insurance Company	27,679	1.77	-	-
State Street Bank and Trust Company	26,891	1.72	-	-

(Figures less than 1,000 shares are rounded down)

Notes:

1. While the Company does not hold an equity interest in Tokio Marine & Nichido Fire Insurance Co., Ltd. ("Tokio Marine & Nichido"), it does own 14,443 shares (0.84%) of the common stock of Millea Holdings, Inc., the parent company of The Tokio Marine & Nichido. Furthermore, the Company has voting rights of 21,664 shares (1.25%) of the common stock of Millea Holdings, Inc. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."
2. Regarding the Company's equity interest in Mitsubishi Heavy Industries, Ltd., in addition to the above investment, the Company has voting rights of 26,615,000 shares (0.79%) of the common stock of Mitsubishi Heavy Industries, Ltd. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."
3. While the Company does not hold equity interests in The Bank of Tokyo-Mitsubishi, Ltd., it does own 18,286 shares (0.28%) of the common stock of Mitsubishi Tokyo Financial Group, Inc., the parent company of the bank. Furthermore, the Company has voting rights of 16,702 shares (0.26%) of the common stock of Mitsubishi Tokyo Financial Group, Inc. under the registered shareholder name "The Master Trust Bank of Japan, Ltd.—Pension Benefit Trust Account—Mitsubishi Corporation."

Major Lenders

Name of Lender	Loans payable	Ownership of shares of the Company by the lender	
	Millions of yen	Thousands of shares	%
Meiji Yasuda Life Insurance Company	287,964	79,552	5.08
Japan Bank for International Cooperation	197,050	-	-
Nippon Life Insurance Company	155,000	27,679	1.77
Sumitomo Life Insurance Company	134,547	3,171	0.20
The Dai-Ichi Mutual Life Insurance Company	125,000	10,000	0.64
National Mutual Insurance Federation of Agricultural Cooperatives	58,236	6,693	0.43
Mitsui Mutual Life Insurance Company	50,000	-	-
Shizuoka Bank	48,206	5,951	0.38
Mizuho Corporate Bank, Ltd.	42,490	-	-
The Taiyo Mutual Life Insurance Company	35,085	-	-

(Figures less than ¥1 million and 1,000 shares are rounded down)

Note: In addition to the above, the Company has borrowings of ¥50,000 million a syndicated loan of, a facility arranged by The Bank of Tokyo-Mitsubishi, Ltd. and Mizuho Corporate Bank, Ltd.

Office Network of the Mitsubishi Corporation Group

Mitsubishi Corporation	**Head Offices**	Marunouchi; 6-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo Shinagawa; 16-3, Kounan 2-chome, Minato-ku, Tokyo
	Domestic Office Network	31 offices branches, including Hokkaido (Sapporo), Tohoku (Sendai), Chubu (Nagoya), Kansai (Osaka), Chugoku (Hiroshima), Kyushu (Fukuoka) branches
	Overseas Office Network	113 offices, including Kuala Lumpur Branch, Singapore Branch, Jakarta Representative Office, Manila Branch

Regional Subsidiaries	38 main regional subsidiaries including Mitsubishi International Corporation, Mitsubishi de Mexico S.A. de C.V., Mitsubishi Corporation do Brazil S.A., Mitsubishi Corporation International N.V., Mitsubishi Corporation International N.V. (U.K.), Mitsubishi International G.m.b.H., Mitsubishi Corporation India Private Ltd., Mitsubishi Company (Thailand), Ltd., Thai MC Company Limited, Mitsubishi Corporation (Hong Kong) Ltd., Mitsubishi Corporation China Co., Ltd., Mitsubishi Corporation (Shanghai) Limited, Mitsubishi Corporation (Taiwan) Ltd., Mitsubishi Corporation (Korea) Ltd., Mitsubishi Australia Limited, with branches and offices in 77 locations overseas.

Note: In addition to the above, Group companies have offices, factories and other bases in Japan and overseas. A summary of major Group companies is shown on page 18, "Status of Major Subsidiaries and Affiliated Companies."

Number of Employees

	The Mitsubishi Corporation Group	Mitsubishi Corporation
New Business Initiative	4,779	397
Energy Business	1,904	432
Metals	9,441	313
Machinery	9,281	1,309
Chemicals	3,153	649
Living Essentials	19,937	969
Others	2,886	1,320
Total (Increase or[-]decrease)	51,381 (+2,162)	5,389 (-220)

Note: The number of employees do not include persons seconded to other companies, and includes persons seconded from other companies.

Status of Major Consolidated Subsidiaries and Affiliated Companies

1. Scope of Consolidation and Application of the Equity Method

	As of March 31, 2005	As of March 31, 2004	Change
Consolidated subsidiaries	366	359	7
Equity-method affiliates	143	156	-13
Total	509	515	-6

Note: The number of consolidated subsidiaries and affiliated companies stated above represents only companies which the parent company directly consolidates or where the equity method is applied. Companies directly consolidated by subsidiaries, totaling 405 and 378 companies as of March 31, 2005 and March 31, 2004, respectively, are excluded from the above.

2. Changes in Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries	[Added]	PORTSOUTH AIRCRAFT LEASING SAN-ESU ELECTRICIDAD SOL DE TUXPAN, S.DE R.L. DE C.V. ANGOLA PETROLEUM (Reclassified from equity-method affiliate to subsidiary)
	[Excluded]	FUGEN CORPORATION, DANAX, MC2i S.A., CHEMTEX INTERNATIONAL, INC.
Equity-method affiliates	[Added]	ZAO CARNET 2000, Saudi Petroleum Development, Ensuiko Sugar Refining
	[Excluded]	UNIDUX, A&I System, Diamond Lease

3. Major Consolidated Subsidiaries and Equity-method Affiliates

Name of company	Capital stock	Ownership percentage	Main business
Mitsubishi International Corporation	Thousand US$428,557	% 100	Trading
Mitsubishi Corporation International N.V.	Thousand EURO 171,816	100	Holding company of European subsidiaries
Mitsubishi Corporation (Hong Kong) Ltd.	Thousand HK$286,000	100	Trading
Mitsubishi Corporation Finance PLC (U.K.)	Thousand US$90,000	100	Financial investment company
JAPAN AUSTRALIA LNG (MIMI) PTY., LTD.	Thousand AUS$369,050	50.00	Development and sales of natural resources (LNG, LPG, condensate and crude oil)
TRI PETCH ISUZU SALES CO., LTD.	Thousand BAHT 3,000,000	88.73	Distribution of automobiles
MITSUBISHI DEVELOPMENT PTY., LTD.	Thousand AUS$450,586	100	Mining
Metal One Corporation	Million ¥150,000	60.00	Trading of steel products
Ryoshoku Ltd.	Million ¥10,630	50.02	Wholesaling of processed food products
Lawson, Inc.	Million ¥58,507	31.71	Franchise operation of convenience stores

(Amounts rounded to the nearest million yen or thousand foreign currency)

4. Results of Consolidation

As per "Consolidated Results," under "Summary of Operating Results for Mitsubishi Corporation Group."

Directors and Corporate Auditors

Name	Present Position
Mikio Sasaki	Chairman of the Board
Yorihiko Kojima	*President, CEO
Masayuki Takashima	*Director
Yukio Masuda	*Director
Takeru Ishibashi	*Director
Shunichi Inai	*Director
Masahiro Abe	*Director
Yukio Ueno	*Director
Hidetoshi Kamezaki	*Director
Takeshi Inoue	*Director
Ichiro Mizuno	*Director
Haruo Matsumoto	*Director
Takashi Nishioka	**Director (Chairman, Mitsubishi Heavy Industries, Ltd.)
Ichiro Taniguchi	**Director (Chairman, Mitsubishi Electric Corporation)
Tatsuo Arima	**Director (Representative of the Government of Japan, Councilor for the Ministry of Foreign Affairs)
Tomio Tsutsumi	**Director
Yuzo Shinkai	Senior Corporate Auditor (full time)
Shigemitsu Miki	***Corporate Auditor (Chairman, The Bank of Tokyo-Mitsubishi, Ltd., Director, Mitsubishi Tokyo Financial Group, Inc.)
Kokei Higuchi	***Corporate Auditor (Counsellor, The Tokio Marine & Nichido Fire Insurance Co.)
Shigeru Nakajima	***Corporate Auditor (Lawyer)
Kiyoshi Fujimura	Corporate Auditor (full time)

Notes:

1. [*] indicates a Representative Director.
2. [**] indicates the fulfillment of the conditions for Outside Directors as provided for in Item 7-2, clause 2, of Article 188 of the Japanese Commercial Code.
3. [***] indicates the fulfillment of the conditions for Outside Corporate Auditors as provided for in clause 1, Article 18 of the Law Concerning Special Measures Under the Commercial Code with Respect to Audit, etc., of Corporations (Kabushiki-kaisha)
4. Retirements (As of June 24, 2004)

Minoru Makihara	Director, Senior Corporate Advisor
Koji Furukawa	Director
Susumu Kani	Director
Takeshi Hashimoto	Director
Tsuneo Wakai	Corporate Auditor
Manabu Ueno	Corporate Auditor

Directors' and Corporate Auditors' Remuneration

Title	No. of people	2005 Payments (million yen)	Remarks
Directors	20	715	1. As of March 31, 2005, there were 16 directors and 5 corporate auditors. The 2005 payments include payments made to 4 directors and 2 corporate auditors who resigned on June 24, 2004. 2. The remuneration of directors and corporate auditors is limited to a maximum of ¥90 million and ¥9 million a month, respectively, in accordance with a resolution approved at the Ordinary General Meeting of Shareholders on June 29, 1989. 3. Severance payments (excluding executive pension) paid to the directors and corporate auditors who resigned during fiscal 2005 were ¥1,151 million and ¥36 million, respectively. Furthermore, the total amounts paid as executive pension in fiscal 2005 were ¥278 million and ¥11 million to directors and corporate auditors, respectively. These aforementioned amounts are not included in the 2005 payments shown to the left. 4. The Company paid bonuses to directors of ¥185 million. This amount is not included in the payments shown to the left.
Corporate Auditors	7	80	
Total	27	795	

(Amounts are rounded down to the nearest million)

Executive Officers

Name	Position as of March 31, 2005
Yorihiko Kojima*	President, CEO
Masayuki Takashima*	Senior Executive Vice President (Group CEO, Metals Group, Chief Compliance Officer)
Yukio Masuda*	Senior Executive Vice President (Group CEO, Energy Business Group)
Takeru Ishibashi*	Senior Executive Vice President (Group CEO, Chemicals Group)
Shunichi Inai*	Executive Vice President (General Manager, Chubu Branch)
Masahiro Abe*	Executive Vice President (Group CEO, Machinery Group)
Motoatsu Sakurai	Executive Vice President (Regional CEO for the North Americas, President, CEO, Director, Mitsubishi International Corporation)
Yukio Ueno*	Executive Vice President (General Manager, Kansai (Osaka) Branch)
Hidetoshi Kamezaki*	Executive Vice President (Corporate Functional Officer)
Takeshi Inoue*	Executive Vice President (Group CEO, Living Essentials Group)
Masao Miyamoto	Executive Vice President (Group COO, Machinery Group)
Katsutoshi Takeda	Executive Vice President (Resident Managing Director, China, President, Mitsubishi Corporation China Co., Ltd.)
Ichiro Mizuno*	Executive Vice President (Chief Financial Officer)
Hisanori Yoshimura	Executive Vice President (Group COO, Energy Business Group)
Haruo Matsumoto*	Executive Vice President (Group CEO, New Business Initiative Group)
Shunichi Imamiya	Senior Vice President (Division COO, Non-Ferrous Metals Division, Metals Group)
Yoshikuni Kanai	Senior Vice President (Executive Vise President, Mitsubishi International Corporation)
Tatsuo Sato	Senior Vice President (Division COO, Aerospace Division, Machinery Group)
Hajime Katsumura	Senior Vice President (President, Mitsubishi Corporation (Taiwan) Ltd.)
Hiroshi Mino	Senior Vice President (Division COO, Consumer Business Division, New Business Initiative Group)
Masatoshi Nishizawa	Senior Vice President (Division COO, Petroleum Business Division, Energy Business Group)
Tsunao Kijima	Senior Vice President (Division COO, Food (Products) Division, Living Essentials Group)
Mamoru Horio	Senior Vice President (Division COO, Food (Commodity) Division, Living Essentials Group)
Junta Fujikawa	Senior Vice President (Deputy General Manager, Kansai (Osaka) Branch)
Yoshiaki Katayama	Senior Vice President (Division COO, Power & Electrical Systems Division, Machinery Group)
Hideshi Takeuchi	Senior Vice President (Treasurer)
Mutsumi Kotsuka	Senior Vice President (General Manager, Metals Group CEO Office)
Seiji Kato	Senior Vice President (Division COO, Natural Gas Business Division, Energy Business Group)
Ryoichi Ueda	Senior Vice President (Controller)
Ken Kobayashi	Senior Vice President (Division COO, Plant Project Division, Machinery Group)

Name	Position as of March 31, 2005
Koichi Komatsu	Senior Vice President (General Manager, New Business Initiative Group)
Kazumi Yoshimura	Senior Vice President (Division COO, Advanced Sciences & Technologies Division, Chemicals Group)
Junji Inoue	Senior Vice President (President, COO, IT Frontier Corporation)
Masahide Yano	Senior Vice President (Division COO, Textiles Division, Living Essentials Group)
Motonobu Teramura	Senior Vice President (General Manager, Representative of Mitsubishi Corporation in Jakarta)
Hideyuki Nabeshima	Senior Vice President (General Manager, Corporate Planning Division)
Tsuneo Iyobe	Senior Vice President (Corporate Functional Officer (Corporate Secretariat, Human Resources & Administration, Legal)
Jun Yanai	Senior Vice President (General Manager, Energy Business Group)
Hideto Nakahara	Senior Vice President (Regional CEO for Europe, Chairman and Managing Director, Mitsubishi Corporation International N.V., Managing Director, Mitsubishi Corporation (UK) PLC)
Shosuke Yasuda	Senior Vice President (Division COO, Functional Chemicals Division, Chemicals Group)

Notes:[*] indicates executive officers who serve concurrently as directors.

Details of Fees to Independent Auditors

	Amount paid (Millions of yen)
1. Total amount of fees to be paid by Mitsubishi Corporation and consolidated subsidiaries	973
2. Amount of fees to be paid by Mitsubishi Corporation and consolidated subsidiaries as consideration for audit certification services in accordance with the first clause of Article 2 of the Certified Public Accountant Law of Japan, which is included in 1.	748
3. Amount of fees to be paid by Mitsubishi Corporation for statutory audit, which is included in 2.	246

(Figures less than ¥1 million are rounded to the nearest million)

Note: The audit agreement between Mitsubishi Corporation and the independent auditors does not make a distinction between the amount of fees for audit pursuant to the Law Concerning Special Measures under the Commercial Code and the Securities Exchange Law. Therefore, the amount of fees in 3. consists of fees for audits based on both laws.

Consolidated Balance Sheets

As of March 31, 2005 and 2004

ASSETS	Millions of Yen	
	As of March 31 2005	As of March 31 2004 (Reference)
Current assets:		
Cash and cash equivalents	576,826	475,670
Time deposits	43,253	15,942
Short-term investments	277,974	188,593
Receivables-trade:		
Notes and loans	534,550	516,147
Accounts	2,260,887	1,988,181
Affiliated companies	252,252	218,381
Allowance for doubtful receivables	(62,521)	(57,599)
Inventories	667,968	558,966
Advance payments to suppliers	139,987	200,742
Deferred income taxes	56,289	59,415
Other current assets	126,240	105,537
Total current assets	4,873,705	4,269,975
Investments and non-current receivables:		
Investments in and advances to affiliated companies	835,079	821,529
Other investments	1,390,221	1,204,459
Non-current notes, loans and accounts receivable-trade	689,833	683,299
Allowance for doubtful receivables	(94,903)	(109,387)
Total investments and non-current receivables	2,820,230	2,599,900
Property and equipment- net	1,227,161	1,278,181
Other assets	228,842	244,777
Total	9,149,938	8,392,833

(Amounts are rounded to the nearest million yen)

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen	
	As of March 31 2005	As of March 31 2004 (Reference)
Current liabilities:		
Short-term debt	545,124	525,150
Current portion of long-term debt	561,484	503,212
Payables-trade:		
Notes and acceptances	240,260	232,528
Accounts	1,853,299	1,604,999
Affiliated companies	124,459	60,441
Advances from customers	128,585	179,734
Accrued income taxes	58,354	53,037
Other accrued expenses	100,107	88,963
Other current liabilities	248,747	198,108
Total current liabilities	3,860,419	3,446,172
Long-term debt	3,024,709	3,026,170
Accrued pension and severance liabilities	54,182	82,133
Deferred income taxes	208,873	137,526
Other long-term liabilities	266,359	294,498
Minority interests	230,942	181,449
Shareholders' equity:		
Common stock	126,705	126,617
Additional paid-in capital	179,632	179,506
Retained earnings:		
Appropriated for legal reserve	37,173	36,077
Unappropriated	1,138,509	979,163
Accumulated other comprehensive income (loss):		
Net unrealized gains on securities available for sale	278,288	156,826
Net unrealized gains (losses) on derivatives	2,883	(174)
Minimum pension liability adjustments	(38,542)	(43,672)
Foreign currency translation adjustments	(219,264)	(208,645)
Less treasury stock	(930)	(813)
Total shareholders' equity	1,504,454	1,224,885
Total	9,149,938	8,392,833

(Amounts are rounded to the nearest million yen)

Consolidated Statements of Income

Years ended March 31, 2005 and 2004

	Millions of Yen	
	Fiscal 2005	Fiscal 2004 (Reference)
Revenues:		
Revenues from trading, manufacturing and other activities	3,518,120	2,951,626
Trading margins and commissions on trading transactions	627,764	539,498
Total revenues	4,145,884	3,491,124
(Operating transactions; Fiscal2005 ; 17,132,704 Fiscal2004 (Reference); 15,177,010)		
Cost of revenues from trading, manufacturing and other activities	(3,268,121)	(2,721,743)
Gross profit	877,763	769,381
Expenses and other:		
Selling, general and administrative	(685,022)	(631,422)
Provision for doubtful receivables	(9,376)	(7,436)
Interest expense - (net of interest income)	(1,710)	(10,642)
Dividend income	42,402	28,117
Gain (loss) on marketable securities and investments - net	(63,757)	5,258
Gain (loss) on property and equipment-net	8,328	(18,428)
Gain on subsidy from government on the transfer of the substitutional portion of the Employee's Pension Fund	38,534	–
Other income- net	2,637	15,291
Total	(667,964)	(619,262)
Income from consolidated operations before income taxes	209,799	150,119
Income taxes:		
Current	(97,313)	(86,863)
Deferred	3,562	12,010
Income from consolidated operations	116,048	75,266
Minority interests in income of consolidated subsidiaries	(30,774)	(15,710)
Equity in earnings of affiliated companies	97,095	56,464
Net income	182,369	116,020

(Figures less than ¥1 million are rounded to the nearest million)

Basis of Consolidated Balance Sheets and Consolidated Statements of Income

Significant Accounting Policies (For the year ended March 31, 2005)

1. Standards for Preparing Consolidated Balance Sheets and Consolidated Statements of Income

   The consolidated balance sheets and consolidated statements of income in this report are prepared in conformity with accounting standards generally accepted in the United States of America ("US GAAP"), which is pursuant to the first clause of Article 179 of the Enforcement Regulations of the Commercial Code of Japan. This clause allows to omit certain statements and disclosures required by US GAAP, which have been omitted accordingly.

2. Consolidation and Investments in Subsidiaries and Affiliated Companies

   The consolidated balance sheets and consolidated statements of income include the accounts of Mitsubishi Corporation (the "parent company") and its majority-owned domestic and foreign subsidiaries. In addition, Mitsubishi Corporation and its consolidated subsidiaries (together, the "companies") consolidate variable interest entities ("VIEs") for which it is deemed to be the primary beneficiary. Affiliated companies consist of companies owned 20% to 50%, certain companies owned less than 20% over which the companies exert significant influence, and corporate joint ventures. Investments in affiliated companies are accounted for by the equity method. All significant inter-company accounts and transactions have been eliminated.

   The accounts of certain subsidiaries have been included on the basis of fiscal periods ended three months or less prior to March 31. The majority of these subsidiaries have fiscal years ending on December 31. Such date was used for consolidated financial reporting purposes as it is not practical for the subsidiaries to report their financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the accompanying consolidated balance sheets and consolidated statements of income.

   A subsidiary or an affiliated company may issue its shares to third parties at amounts per share in excess of or less than the companies' average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income for the year in which such shares are issued.

3. Short-term Investments and Other Investments

   All debt securities and marketable equity securities are classified under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" as: trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, or available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported, net of tax, in accumulated other comprehensive income (loss) until realized. The appropriateness of the classifications is reassessed at each balance sheet date in accordance with SFAS No. 115.

   The cost of securities sold is determined based on the average cost of the shares of each such security held at the time of sale.

   The companies review the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other-than-temporary declines in value are judged taking into consideration the guidance in Staff Accounting Bulletin ("SAB") No.59, "Noncurrent Marketable Equity Securities" issued by the Securities and Exchange Commission ("SEC"). The resulting realized loss is included in the consolidated statements of income in the period in which the decline was deemed to be other than temporary.

4. Derivatives

   The companies utilize derivative instruments primarily to manage interest rate risks, to reduce risk exposure to movements in foreign exchange rates, and to hedge various inventory and trading commitments. Derivative transactions are accounted for in accordance with

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Generally on the date on which the derivative contract is executed, the companies designate a derivative as either a fair value hedge or a cash flow hedge to the extent that hedging criteria are met. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offsets the changes in fair value of related hedged assets, liabilities and firm commitments. Changes in the derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. Changes in fair value of derivatives not designated as hedges instruments and for those held or issued for trading purpose are recorded currently in earnings.

5. Allowance for Doubtful Receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based primarily upon the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

For loans receivable, an allowance for doubtful receivables is recognized when it is probable that the companies will be unable to collect all amounts due according to the contractual terms of the agreement. The impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate (or, alternatively, at the observable market price of the receivable or the fair value of the underlying collateral).

6. Inventories

Inventories, which mainly consist of commodities and materials, are stated at the lower of cost (principally on a moving-average basis or a specific-identification basis) or market (based on current replacement cost).

7. Depreciation of Property and Equipment

Depreciation of property and equipment other than mineral rights is computed principally under the declining-balance method for assets held by the parent company and domestic subsidiaries, and under the straight-line method for assets held by foreign subsidiaries, based on the estimated useful lives of the assets ranging principally from 10 to 50 years for buildings, and from 5 to 20 years for machinery and equipment. Depreciation of mineral rights is computed under the unit-of-production method based on estimated reserves. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.

8. Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." the companies review long-lived assets for impairment whenever events or changes in circumstance indicate that the carrying amount of a long-lived asset may not be recoverable. If the carrying amount of an asset to be held and used exceeds estimated undiscounted future cash flows expected to be generated by the asset, an impairment loss is recognized in the amount in which the carrying amount of the asset exceeds the fair value of the asset. A long-lived asset to be disposed of by sale is reported at the lower of the carrying amount or fair value less costs to sell, and is no longer depreciated.

9. Goodwill and Other Intangible Assets

Goodwill (including equity-method goodwill) and intangible assets with indefinite useful lives are not amortized, and are tested for impairment at least annually in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Other intangible assets with finite useful lives are amortized over their respective estimated useful lives and reviewed for impairment.

10. Employees' Benefit Plans

The companies have defined benefit pension plans and/or unfunded severance indemnity plans. The costs of pension plans are accrued based on amounts determined using actuarial methods. The costs of severance indemnity plans are principally accrued based on the vested benefit obligation, which is the amount required to be paid if all employees covered by the severance indemnity plans voluntarily

terminated their employment at each balance sheet date.

11. Revenue Recognition

Revenue is recorded when it is realized or judged to be realizable and earned. This judgment is generally made when the companies have persuasive evidence of an agreement, the goods have been delivered or the services have been rendered to the customer, and the transaction price is fixed or determinable and collection is reasonably assured.

The amounts recorded as revenues principally show the gross amounts invoiced to buyers where the companies act as a principal and net where the companies act as an agent in accordance with the accounting guidance provided by the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." "Operating transactions" is a voluntary disclosure solely for the convenience of Japanese investors. "Operating transactions" represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies of the Group act as principal and transactions in which the companies serve as agent. "Operating transactions" exclude the contract value of transactions in which the companies' role is limited to that of a broker.

(Additional Information)

1. Restatement and Reclassification of Consolidated Balance Sheets and Consolidated Statements of Income

The companies changed and corrected the method of application of accounting principle on revenue presentation in the fiscal year ended March 31, 2005. Based on this change, revenues and cost of revenues in the consolidated statements of income for the fiscal years ended March 31, 2004 have been restated. This correction of the application of the principle did not have an effect on net income.

Furthermore, tax effects on investments in affiliated companies which were formerly included in "Equity in earnings of affiliated companies" are included in "Income taxes" for the year ended March 31, 2005. Amounts for the year ended March 31, 2004 have been reclassified to conform to the current year presentation.

During the fiscal year ended March 31, 2005, the parent company increased its equity interest in Saudi Petroleum Development Company ("SPDC"), a Japanese company investing in a petrochemical joint venture in Saudi Arabia. Prior to the acquisition, the parent company's holding in SPDC was accounted for under the cost method. As a result of the additional investments made during the year ended March 31, 2005 which increased the parent company's share in SPDC to 21.09%, the parent company now has the ability to exercise significant influence over SPDC. The equity method is applied to the investments in SPDC in the same manner as the accounting method for step-by-step acquisition of subsidiary in accordance with Accounting Principles Board, Opinion No.18, "The Equity Method of Accounting for Investments in Common Stock." Accordingly, the consolidated balance sheet and consolidated statement of income of the companies for the year ended March 31, 2004 have been restated retroactively thus increasing retained earnings by ¥3,912 million yen.

2. Application of New Accounting Standards

The companies have adopted EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets and Related Issues" and FASB Staff Position ("FSP"), which amends SFAS No. 141 and SFAS No. 142 to conform to the EITF's consensus. The FSP requires that mineral rights be classified as tangible assets, excluding those which are subject to SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." The companies have included only the mineral rights which are subject to the FSP in "Property and equipment—net" at March 31, 2005, which were formerly classified as intangible assets and included in "Other assets" on the consolidated balance sheets. The figures at March 31, 2004 have been reclassified to conform to the current year's presentation.

3. Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

The companies adopted EITF 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities." For the year ended March 31, 2005, the parent company and certain subsidiaries each obtained the approval of the Japanese Minister of Health, Labor and Welfare for exemption from the benefits obligation on the substitutional portion related to

both future and past employee services, and also completed the transfer of the plan assets on the substitutional portion to the government.

In accordance with EITF 03-2, the companies recognized in "Selling, general and administrative expenses," settlement losses of ¥25,648 million, which are the proportionate amounts of the net unrecognized losses on the substitutional portion, and gains of ¥2,848 million, which resulted from the difference between the projected benefit obligations and the accumulated benefit obligations of the substitutional portion, as gains on derecognition of previously accrued salary progression. In addition, the companies recognized gains of ¥38,534 million, which represents the difference between the accumulated benefit obligation at the time of the transfer of the substitutional portion for past employee services and the assets transferred to the government as "Gain on subsidy from government on the transfer of the substitutional portion of the Employee's Pension Fund."

Notes to Consolidated Balance Sheet

1.	Accumulated depreciation for property and equipment	¥745,553 million
2.	Assets pledged as collateral	¥266,464 million
3.	Guarantees	¥349,404 million

Notes to Consolidated Statements of Income

Basic net income per share	¥116.49
Diluted net income per share	¥107.58

(Reference) Segment Information (US GAAP)

Years ended March 31, 2005 and 2004

[Operating Segment Information]

The companies' operating segment information at and for the years ended March 31, 2005 and 2004 are as follows:

Year ended March 31, 2005

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	245,649	4,321,350	3,435,300	2,765,204	1,899,716	4,444,158	17,111,377	21,944	(617)	17,132,704
Intersegment	20,637	10,921	5,769	3,373	4,449	5,467	50,616	4,561	(55,177)	-
Total	266,286	4,332,271	3,441,069	2,768,577	1,904,165	4,449,625	17,161,993	26,505	(55,794)	17,132,704
Gross profit	50,997	74,485	201,794	157,941	75,253	314,994	875,464	5,175	(2,876)	877,763
Operating income(loss)	(4,088)	30,328	78,441	56,380	26,288	58,729	246,078	(78,945)	16,232	183,365
Net income(loss)	12,260	45,835	48,239	55,398	18,110	44,864	224,706	(25,794)	(16,543)	182,369
Segment assets	901,773	1,140,938	2,057,150	2,297,571	648,330	1,739,340	8,785,102	938,950	(574,114)	9,149,938

Year ended March 31, 2004

	Millions of Yen									
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Other	Adjustments and Eliminations	Consolidated
Operating transactions:										
External customers	240,793	3,648,217	2,889,823	2,731,247	1,555,043	4,196,461	15,261,584	22,622	(107,196)	15,177,010
Intersegment	6,874	45,507	4,271	5,152	2,852	4,659	69,315	2,365	(71,680)	—
Total	247,667	3,693,724	2,894,094	2,736,399	1,557,895	4,201,120	15,330,899	24,987	(178,876)	15,177,010
Gross profit	50,385	67,097	156,949	150,885	67,990	275,742	769,048	5,576	(5,243)	769,381
Operating income(loss)	(2,265)	23,343	45,613	56,365	23,719	59,959	206,734	(56,469)	(19,742)	130,523
Net income(loss)	2,425	30,643	31,045	42,224	14,140	38,744	159,221	(23,188)	(20,013)	116,020
Segment assets	1,061,965	855,771	1,706,543	2,164,671	589,646	1,486,181	7,864,777	909,601	(381,545)	8,392,833

NOTE:

1. Effective from April 1, 2004, the companies adopted performance evaluation method based on operating segment information in accordance with US GAAP. Previously, the companies' performance evaluation method was based on operating segment information in accordance with accounting principles generally accepted in Japan (Japanese GAAP). The difference between Japanese GAAP and US GAAP in the previous fiscal year along with income and expense that are not allocated to reportable operating segments are included in "Adjustments and Eliminations."
2. Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
3. "Other"reperesents the Corporate Staff Section which primarily provide services and operational support to the companies and affiliates. This column also includes certain revenue and expenses from business activities related to financing and human resource services that are not allocated to reportable operating segments. Unallocated corporate assets categorized in "Other" were 938,950 million yen and 909,601million yen at March 31, 2005 and 2004 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.
4. As written in Additional Information 1. of " Significant accounting policies" under "Basis of Preparation Consolidated Balance Sheets and Consolidated Statements of Income", the figures for the year ended March 31,2004 have been restated.

(Reference) Consolidated Statements of Cash Flows (US GAAP)

Years ended March 31, 2005 and 2004

	Millions of Yen 2005	Millions of Yen 2004
I. Operating activities:		
Net income	182,369	116,020
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	125,224	119,638
Provision for doubtful receivables	9,376	7,436
(Gain) loss on marketable securities and investments - net	63,757	(5,258)
(Gain) loss on property and equipment - net	(8,328)	18,428
Equity in earnings of affiliated companies, less dividends received	(37,535)	(24,364)
Deferred income taxes	(3,562)	(12,010)
Changes in operating assets and liabilities:		
Short-term investments - trading securities	(18,105)	(23,706)
Notes and accounts receivable - trade	(328,149)	(11,069)
Inventories	(120,225)	(39,468)
Notes, acceptances and accounts payable - trade	228,232	16,989
Other - net	55,524	71,754
Net cash provided by operating activities	148,578	234,390
II. Investing activities:		
Net sales (purchases) of properties and equipments and other assets	58,390	(131,305)
Net decrease (increase) in investments	(100,533)	18,070
Net decrease in loans receivable	15,974	35,162
Net decrease (increase) in time deposits	(25,468)	15,254
Net cash used in investing activities	(51,637)	(62,819)
III. Financing activities:		
Net increase (decrease) in short-term debt	8,571	(55,528)
Net increase in long-term debt	16,552	32,975
Proceeds from issuing common stocks upon exercise of stock options	175	17
Purchases of treasury stock - net	(78)	(58)
Payment of dividends	(21,927)	(12,531)
Net cash provided by (used in) financing activities	3,293	(35,125)
IV. Effect of exchange rate changes on cash and cash equivalents	922	(9,556)
V. Net increase in cash and cash equivalents	101,156	126,890
VI. Cash and cash equivalents, beginning of the year	475,670	348,780
VII. Cash and cash equivalents, end of the year	576,826	475,670

Notes:

1. Tax effects on investments in affiliated companies are classified as "Deferred income taxes" for the year ended March 31, 2005, which were formerly included in "Equity in earnings of affiliated companies, less dividends received." The figures for the year ended March 31, 2004 have been reclassified to conform to the current year presentation.
2. As written in Additional Information 1. of "Significant Policies" under "Basis of Consolidated Balance Sheets and Consolidated Statements of Income", the figures for the year ended March 31, 2004 have been restated.

INDEPENDENT AUDITORS' REPORT (COPY)

May 13, 2005

To the Board of Directors of Mitsubishi Corporation:

(Mitsubishi Shoji Kabushiki Kaisha)

Deloitte Touche Tohmatsu

Designated Partner
Engagement Partner
Certified Public Accountant:

Katsuaki Takiguchi

Designated Partner
Engagement Partner
Certified Public Accountant:

Shuko Shimoe

Designated Partner
Engagement Partner
Certified Public Accountant:

Michio Fujii

Designated Partner
Engagement Partner
Certified Public Accountant:

Takashi Mine

Pursuant to third clause of Article 19-2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the consolidated balance sheet and the consolidated statement of income of Mitsubishi Corporation (Mitsubishi Shoji Kabushiki Kaisha) and consolidated subsidiaries for the fiscal year from April 1, 2004 to March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to consolidated subsidiaries as considered necessary.

As a result of our audit, in our opinion, the consolidated financial statements referred to above present fairly the financial position and the results of operations of Mitsubishi Corporation and consolidated subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

As described in Additional Information 1. of Significant Accounting Policies (For the year ended March 31, 2005), the Company changed and corrected the method of application of accounting principle on revenues and cost of revenues in the consolidated statements of income.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS (COPY)

Having received from each of the Corporate Auditors reports on auditing methods and results of audits concerning the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the Company's fiscal year 2005 (from April 1, 2004 to March 31, 2005), and having prepared this audit report after conferring on such matters, the Board of Corporate Auditors submits its report as follows:

1. Summary of Audit Methods Employed by the Corporate Auditors

Each Corporate Auditor, in accordance with the auditing policies, division of duties and other matters established by the Board of Corporate Auditors, performed audits with respect to the consolidated financial statements, receiving reports and explanations from Directors, the Internal Audit Department, the independent auditor and others.

2. Audit Results

We confirm that the auditing methods employed by the independent auditor, Deloitte Touche Tohmatsu, and the results there from are appropriate.

May 16, 2005

Mitsubishi Corporation Board of Corporate Auditors
Yuzo Shinkai
Senior Corporate Auditor (full time)

Shigemitsu Miki
Corporate Auditor

Kokei Higuchi
Corporate Auditor

Shigeru Nakajima
Corporate Auditor

Kiyoshi Fujimura
Corporate Auditor (full time)

Note: Messrs. Shigemitsu Miki, Kokei Higuchi and Shigeru Nakajima, Corporate Auditors, fulfill the conditions for Outside Corporate Auditors as provided for in Paragraph 1, Article 18 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha).

Non-Consolidated Balance Sheets

Item	Amount: As of March 31, 2005	Amount: As of March 31, 2004 (Reference)	Item	Amount: As of March 31, 2005	Amount: As of March 31, 2004 (Reference)
ASSETS			LIABILITIES		
	(Millions of Yen)	(Millions of Yen)		(Millions of Yen)	(Millions of Yen)
Total current assets	**2,439,659**	**2,228,338**	**Total current liabilities**	**1,862,686**	**1,819,292**
Cash and time deposits	216,020	183,034	Trade notes payable	89,635	96,218
Trade notes receivable	119,817	124,557	Trade accounts payable	873,924	800,439
Trade accounts receivable	1,175,460	1,060,423	Short-term borrowings	263,691	244,428
Short-term investments	170,136	88,225	Commercial paper	150,000	158,000
Inventories	195,472	172,296	Current portion of bonds	33,638	20,000
Real estate for sale	29,190	40,292	Accounts payable-other	108,970	90,822
Advance payments to suppliers	171,648	231,855	Income taxes payable	1,491	15,173
Accounts receivable-other	120,880	92,173	Accrued expenses	38,329	37,578
Short-term loans	146,660	125,500	Advances from customers	163,433	217,327
Deferred tax assets-current	28,110	35,242	Deposit liabilities	34,070	41,348
Other current assets	101,568	103,817	Other current liabilities	105,500	97,956
Allowance for doubtful receivables	△ 35,305	△ 29,079	**Long-term liabilities**	**2,312,729**	**2,157,674**
			Long-term borrowings	1,307,057	1,246,349
Total fixed assets	**2,659,530**	**2,521,154**	Bonds	865,000	853,422
Net property and equipment	**121,426**	**212,257**	Accrued pension and severance liabilities	19,685	23,071
Equipment leased to others	88	386	Retirement allowances for directors and corporate auditors	7,629	-
Buildings and structures	22,671	79,157	Provision for special repairs	660	555
Land	88,873	127,498	Deferred tax liabilities-non-current	103,935	29,447
Construction in progress	6,002	804	Other long-term liabilities	8,761	4,827
Other property and equipment	3,790	4,409	**TOTAL LIABILITIES**	**4,175,415**	**3,976,966**
Intangible assets	**13,134**	**13,137**	SHAREHOLDERS' EQUITY		
Software and others	13,134	13,137	**Capital stock**	**126,705**	**126,617**
Total investments and other assets	**2,524,969**	**2,295,760**	Common stock	126,705	126,617
Investment securities	1,052,969	820,262	**Capital surplus**	**136,435**	**136,339**
Investment in affiliated companies-stock	1,053,782	897,636	Additional paid-in capital	136,421	136,333
Investment in affiliated companies-securities other than stock	17,016	-	Other Capital Surplus	13	6
Investments other than seculities	14,670	46,630	Gain on Disposal of Treasury Stock	13	6
Investment in affiliates	62,900	51,990	**Retained earnings**	**385,352**	**341,353**
Long-term loans receivable	231,055	447,441	Retained earnings appropriated for legal reserve	31,652	31,652
Non-current trade receivables	175,844	97,174	Reserve	288,889	276,186
Long-term prepaid exepenses	55,140	35,302	Reserve for deferred gain on sales of property	14,615	14,138
Other investments	40,413	33,764	Reserve for overseas investment losses	11,314	13,588
Allowance for doubtful receivables	△ 178,823	△ 134,442	General reserve	262,960	248,460
			Unappropriated retained earnings	64,810	33,514
			Net unrealized gain on other securities	**276,203**	**169,019**
			Treasury stock	**△ 922**	**△ 805**
			TOTAL SHAREHOLDERS' EQUITY	**923,774**	**772,525**
TOTAL ASSETS	**5,099,190**	**4,749,492**	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	**5,099,190**	**4,749,492**

(Figures less than one million yen are rounded down)

Note:
Some items and amounts as of March 31, 2004 which are shown for reference, have been reclassified and restated for the purpose of comparison with items and amounts as of March 31, 2005.
This follows the adoption Affiliated Company Special Regulations of first clause of Article 48 of the enforcement regulations of the Commercial Code of Japan. Reclassified and restated items and amounts as of March 31, 2004 are unaudited.

Non-Consolidated Statements of Income

Item	Amount			
	Fiscal 2005 (Year Ended March 31, 2005)		Fiscal 2004 (Reference) (Year Ended March 31, 2004)	
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
ORDINARY INCOME				
Operating income				
Net sales		9,961,909		8,990,665
Cost of sales		9,764,202		8,803,387
Gross profit		197,706		187,277
Selling, general and administrative expenses		176,550		191,322
Operating income (loss)		**21,155**		**(4,044)**
Non-operating income				
Non-operating income		121,144		89,540
Interest income	13,148		12,738	
Dividends	85,055		65,073	
Other income	22,940		11,728	
Non-operating expenses		32,010		23,702
Interest expense	11,101		8,983	
Other expenses	20,908		14,719	
Ordinary income		**110,289**		**61,793**
SPECIAL GAIN & LOSS				
Special gain		**83,912**		**38,059**
Gain on sales of investment securities	22,614		36,768	
Gain on sales of fixed assets	39,601		1,290	
Gain on transfer of substitutional portion of employee's pension fund	19,358		-	
Other special gains	2,338		-	
Special loss		**119,475**		**64,633**
Loss on sales of investment securities	5,314		2,532	
Loss on sales of fixed assets	2,420		4,370	
Write-down of investment securities	43,390		44,850	
Provision for doubtful receivables from affiliates	59,156		4,134	
Provision for directors' and corporate auditors' retirement allowance	8,672		-	
Impairment loss on fixed assets	521		8,745	
Income before income taxes		**74,726**		**35,219**
Income taxes-current		1,366		24,253
Income taxes-deferred		7,249		(21,991)
Net income		**66,111**		**32,957**
Unappropriated retained earnings-at the beginning of the year		8,096		6,822
Interim dividends		9,397		6,265
Unappropriated retained earnings-at the end of the year		**64,810**		**33,514**

(Figures less than one million yen are rounded down)

Significant Accounting Policies (For the year ended March 31, 2005)

1. Inventories

   Inventories are stated at the lower of cost (based on the moving-average method or specific identification method) or market.

2. Securities

   Securities are measured as follows:

Trading securities	; At fair value (The cost of securities sold is determined based on the moving-average method)
Held-to-maturity securities	; At amortized cost
Securities issued by subsidiaries and affiliates	;At cost (The cost of securities sold is determined based on the moving-average method)
Other securities	
Marketable securities	; At fair value as determined by the market value at the end of the fiscal year. (Net unrealized gain or loss is recorded in shareholders' equity. The cost of securities sold is determined based on the moving-average method.)
Non-marketable securities	; At cost, based on the moving-average method.

3. Derivatives

   Derivatives are measured at fair value.

   The Company uses derivative financial instruments to manage its exposures to fluctuations in foreign exchange rates, interest rates and commodity prices. For those derivatives that qualify for hedge accounting, gains or losses on derivatives are deferred until maturity of the hedged items.

4. Depreciation

   Depreciation of property and equipment is computed under the declining-balance method.

   However, buildings (excluding fixtures) acquired after March 31, 1998 are depreciated under the straight-line method.

   Intangible fixed assets are amortized under the straight-line method. Development costs of software for internal use are amortized under the straight-line method based on an estimated useful life of 5 years.

5. Allowance for Doubtful Receivables

   The allowance for doubtful receivables is stated in amounts considered to be appropriate based on the Company's past credit loss experience and evaluation of potential losses in the receivables outstanding.

6. Accrued Pension and Severance Liabilities

   Accrued pension and severance liabilities are accounted for based on projected benefit obligations and plan assets at the balance sheet date. Unrecognized net actuarial loss is amortized under the straight-line method over the average remaining service period for the employees in service, from the following fiscal year. Furthermore, prior service costs are amortized using the straight-line method over the average remaining service period for employees.

7. Retirement Allowance for Directors and Corporate Auditors

   Retirement allowances to directors, corporate auditors and senior vice president (except "Riji") are provided at the amount of estimated retirement benefit to be paid at the end of the fiscal year based on calculation formulas in the bylaws.

8. Leases

   All finance leases are accounted for as operating leases, except for those which, under the terms of the lease, the ownership of the leased property is transferred to the lessee.

9. Consumption Tax and Similar Local Tax

Consumption tax and similar local tax are excluded from income and expenses.

(Changes in Accounting Policies)

Unrecognized Pension Assets

Effective April 1, 2004, companies in Japan were able to apply Partial Amendments of Accounting Standards for Retirement Benefits (ASB Standard No. 3, March 16, 2005) and Guidance on Partial Amendments of Accounting Standards for Retirement Benefits (ASB Guidance No. 7, March 16, 2005). The Company adopted this standard and guidance for the fiscal year ended March 31, 2005. This application had an effect of increasing operating income, ordinary income and income before income taxes by ¥1,146 million.

Retirement Allowances for Directors and Corporate Auditors

In prior years, the Company accounted for retirement benefits to directors, corporate auditors, and senior vice president (except "Riji") as expenses when paid. Effective April 1, 2004, the Company changed its method of accounting for such retirement benefits to record a liability at the amount of estimated retirement benefits to be paid at the fiscal year-end based on calculation formulas set forth in bylaws. This accounting change was made in order to present the Company's results of operations more appropriately and to improve the presentation of the financial position, not only in consideration of accrual of retirement benefits for executives becoming established as a standard accounting practice, but also in consideration of the Company's increased necessity to identify more precisely profit and loss for each period in connection with shortening the Company's term of directors to one year. As a result of this change, the Company recorded the amount attributable to prior years in special loss, and the amount attributable to the fiscal year ended March 31, 2005 in selling, general and administrative expenses. The effect of this accounting change resulted in an increase in operating income by ¥1,043 million and a decrease in income before income taxes by ¥7,629 million.

(Change in Presentation)

Effective the fiscal year ended March 31, 2005, the Company presented investments in limited partnerships and similar investments (which are to be treated as securities under the second clause of Article 2 of the Securities Exchange Law of Japan) as either "Investment securities" or "Investments in affiliated companies-securities other than stock." This change follows the promulgation of the Law to Partially Amend the Securities and Exchange Law (Law No. 97, 2004) on June 9, 2004 and its application from December 1, 2004, as well as amendments on February 15, 2005 to the Guidelines for Accounting for Financial Instruments (The Japanese Institute of Certified Public Accountants, Accounting Committee Report No. 14). Such investments included in "Investment securities" and "Investments in affiliated companies-securities other than stock" as of March 31, 2005 were ¥12,086 million and ¥17,016 million, respectively.

(Additional Information)

Transfer of the Substitutional Portion of Employee Pension Fund Liabilities

On October 1, 2004, the Company was approved by the Japanese Minister of Health, Labor and Welfare to transfer the substitutional portion of Employee Pension Fund liabilities to the Japanese government in line with enforcement of the Defined Benefit Pension Plan Law. The Company completed the transfer of plan assets at the amount of the minimum actuarial liability to the Japanese government on February 1, 2005. This resulted in the recognition of a special gain of ¥19,358 million in the fiscal year ended March 31, 2005.

Notes to Non-consolidated Balance Sheet (As of March 31, 2005)

1. Effective from the fiscal year ended March 31, 2005, the Company has applied Affiliated Company Special Regulations of first clause of Article 48 of the enforcement regulations of the Commercial Code of Japan.
2. Due from subsidiaries and affiliated companies: Short-term ¥452,877 million
   Long-term ¥243,924 million
   Due to subsidiaries and affiliated companies: Short-term ¥167,138 million
3. Accumulated depreciation for property and equipment: ¥74,976 million
4. In addition to fixed assets shown on the balance sheet, the Company uses leased office equipment, including personal computers, extensively.
5. Assets pledged as collateral ¥87,969 million
6. Guarantee obligation ¥818,676 million
   Trades notes discounted ¥82,749 million
7. Litigation
   The Company has been named as a defendant in several civil antitrust lawsuits in the U.S. and Canada by graphite electrode users and also as a defendant in a lawsuit by UCAR International Inc. ("UCAR," now known as GrafTech International Ltd.), a graphite electrode manufacturer, in connection with the sales and marketing of graphite electrodes. Six of the lawsuits brought by graphite electrode users have been resolved between the parties, while three others remain active.
   The lawsuits brought by graphite electrode users that remain active do not specify the amount of damages that are sought. UCAR is seeking damages in the amount of $406 million and other unspecified damages, plus interest.
   It is not possible for the Company to predict at this time what, if any, liability the Company may sustain on account of these lawsuits.
8. Under Sub-paragraph 3 of Article 124 of the enforcement regulations of the Commercial Code of Japan, the application of fair value accounting resulted in an increase in net assets of ¥272,334 million.
9. Stock acquisition rights granted as stock options

	FY2001	FY2002
Number of stock acquisition rights	256	1,060
Class and number of shares to be issued for the purpose of issuing stock acquisition rights	256,000 shares of the Company's common stock	1,060,000 shares of the Company's common stock
Issue price of stock acquisition rights	Issued in gratis	Issued in gratis
Price per share due upon exercise of stock acquisition rights (Exercise Price)	¥903	¥1,002
Exercise period	From June 30, 2002 through June 29, 2010	From June 29, 2003 through June 28, 2011

10. "Retirement allowances for directors and corporate auditors" and "provision for special repairs" are provided for as prescribed by Article 43 of the enforcement regulations of the Commercial Code of Japan.

11. Retirement Benefits

1) Outline of the Retirement Benefit Plans

The Company has a corporate pension fund based on the Defined Benefit Pension Plan Law and a qualified non-contributory pension fund. The Company also has an early retirement program for employees over the age of 49 with at least 15 years of service. Moreover, the Company has established an employee retirement benefit trust.

2) Retirement Benefit Obligations

Projected benefit obligations (Note 2)	(¥317,268) million
Plan assets	¥316,029
Unfunded projected benefit obligations	(¥1,239)
Unrecognized net actuarial loss	¥67,318
Unrecognized prior service cost	¥3,920
Amount recognized on the balance sheet	¥70,000
Prepaid pension cost (Note 1)	¥70,000
Accrued pension and severance liabilities (Note 2)	(¥-)

Notes:

1. At March 31, 2005, the fair value of plan assets exceeds projected benefit obligations less unrecognized net actuarial loss and unrecognized prior service cost. Of the excess contribution, the amount of ¥16,439 million expected to be charged to income within one year is included in "Other current assets" and the remaining ¥53,560 million relating to accounting periods beyond one year is included in "Long-term prepaid expenses."
2. In addition to the above, at March 31, 2005, the Company recognized accrued pension and severance liabilities of ¥19,685 million for the ¥19,685 million of pension liabilities under the early retirement program for employees.

3) Retirement Benefit Expenses

Service cost (Note 1)	¥5,441 million
Interest cost	¥9,376
Expected return on plan assets	(¥5,510)
Recognized net actuarial loss	¥6,616
Amortization of prior service cost	¥88
Net periodic pension cost	¥16,010

Notes:

1. Excludes employee contributions to corporate pension fund.
2. In addition to pension expense, the Company recorded pension expenses connected with the early retirement program for employees of ¥1,834 million and additional retirement expenses of ¥316 million, which were included in "Selling, general and administrative expenses," for the fiscal year ended March 31, 2005.

4) Basis for Calculating Projected Benefit Obligations

Method of allocating expected retirement benefit obligations to service periods;

Under the corporate pension fund, the expected retirement obligations are allocated mainly using the benefit/year-of-service method. The benefit obligations under the qualified non-contributory pension plan is allocated on a straight-line basis.

Discount rate;

The discount rate assumed for the corporate pension fund is 2.5%. The discount rate assumed for the qualified non-contributory pension plan is 1.5%.

Expected rate of return on plan assets;
3.0%

Years over which net actuarial losses are amortized;
Amortized under the straight-line method over the average remaining service period for employees, from the following fiscal year.

Years over which prior service cost is amortized;
Amortized under the straight-line method over the average remaining service period for the employees.

12. Income Tax Related

1) Breakdown of the significant components of deferred tax assets and liabilities

Deferred tax assets

Allowance for doubtful receivables	¥38,390 million
Accrued expenses	¥10,233
Write-down of investment securities	¥64,872
Retirement benefit-related expenses	¥9,403
Impairment loss on fixed assets and real estate for sale	¥10,258
Other	¥13,891
Subtotal	¥147,047
Less valuation allowance	(¥21,929)
Total deferred tax assets	¥125,118

Deferred tax liabilities

Reserve for overseas investment losses	(¥1,963) million
Deferred gains on sales of property	(¥6,822)
Net unrealized gain on investment securities	(¥191,938)
Other	(¥220)
Subtotal	(¥200,943)
Net deferred tax liabilities	(¥75,825)
Deferred tax assets-current	¥28,110
Deferred tax liabilities - non-current	(¥103,935)

2) Reconciliation of the combined statutory tax rate to the effective income tax rate after giving effect of income tax allocation

Combined statutory tax rate	41.0%
(Adjustments)	
Expenses not deductible for income tax purposes	2.1%
Dividends	(19.0%)
Tax benefits on foreign tax credit	(9.6%)
Others	(3.0%)
Effective income tax rate	11.5%

Notes to Non-consolidated Statement of Income (For the year ended on March 31, 2005)

1. Transactions with affiliated companies

Sales	¥1,700,934 million
Purchases	¥1,842,212
Other	¥198,065

2. Basic net income per share	¥42.11
Diluted net income per share	¥38.95

Proposed Appropriations of Retained Earnings

(Yen)

Description	Amount
Unappropriated retained earnings	**64,810,899,754**
Reversal of reserve for overseas investment losses	**7,823,099,000**
Reversal of reserve for deferred gain on sales of property	**4,798,948,543**
Total unappropriated retained earnings	**77,432,947,297**
APPROPRIATIONS	
Cash dividends: ¥12.0 per share	18,795,971,412
Bonuses to directors	155,000,000
General reserve	38,100,000,000
Total	**57,050,971,412**
Unappropriated retained earnings carried forward	**20,381,975,885**

Notes:

1. On December 10, 2004, the Company paid interim dividends of ¥6.0 per share, amounting to ¥9,397,139,214.
   For fiscal 2005, total dividends (interim dividends plus year-end dividends) will be ¥18.0 per share, amounting to ¥28,193,110,626.
2. Regarding the reserve for overseas investment losses and deferred gain on sales of property, the Company is providing for and reversing reserves in accordance with regulations prescribed by the Special Taxation Measures Law in Japan.

INDEPENDENT AUDITORS' REPORT (COPY)

May 13, 2005

To the Board of Directors of Mitsubishi Corporation:

(Mitsubishi Shoji Kabushiki Kaisha)

Deloitte Touche Tohmatsu

Designated Partner
Engagement Partner
Certified Public Accountant:

Katsuaki Takiguchi

Designated Partner
Engagement Partner
Certified Public Accountant:

Shuko Shimoe

Designated Partner
Engagement Partner
Certified Public Accountant:

Michio Fujii

Designated Partner
Engagement Partner
Certified Public Accountant:

Takashi Mine

Pursuant to the first clause of Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Mitsubishi Corporation (Mitsubishi Shoji Kabushiki Kaisha) for the fiscal year 2005 from April 1, 2004 to March 31, 2005. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.
As described in Changes in Accounting Policies, the Company changed its accounting policy to record retirement allowances for directors and corporate auditors as of April 1, 2004. This accounting change was made in order to present the Company's results of operations more appropriately and to improve the presentation of the financial

position, not only in consideration of accrual of retirement benefits for executives becoming established as a standard accounting practice, but also in consideration of the Company's increased necessity to identify more precisely profit and loss for each period in connection with shortening the Company's term of directors to one year and is considered to be reasonable.

Furthermore, effective from April 1, 2004, the Company adopted Partial Amendments of Accounting Standards for Retirement Benefits (Accounting Standard Article No.3, March 16, 2005) and Application Guidelines Concerning Partial Amendments of Accounting Standards for Retirement Benefits (Accounting Standard Application Guidelines No. 7, March 16, 2005). The adoption is pursuant to a change in accounting standards and is considered to be reasonable.

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

AUDIT REPORT OF THE BOARD OF CORPORATE AUDITORS (COPY)

Having received from each of the Corporate Auditors reports on auditing methods and results of audits concerning the conduct of the Directors in the execution of their duties during the Company's fiscal year 2005 (from April 1, 2004 to March 31, 2005), and having conferred on such matters and having agreed and resolved unanimously, the Board of Corporate Auditors submits its report as follows:

1. In order to examine the accounts, we received the audit plan and an explanation on policies from the independent auditor, Deloitte Touche Tohmatsu, and requested progress reports from time to time or attended auditing sessions, and as a result, we confirm that the auditing method employed by the independent auditor and the results there from are appropriate and adequate.
2. In our examination of the performance of duties other than those relating to accounts, according to the auditing policies and other guidelines established by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and various other management committees, requested business reports from Directors and others from time to time, inspected important documents, inspected the conduct of business and the assets at the Head Office and main offices, and also requested business reports from subsidiaries when deemed necessary.

As a result of these activities, we certify that:

(a) the business report (excluding those parts relating to accounts) presents the Company's situation correctly in accordance with laws and ordinances and the Articles of Incorporation of the Company;

(b) there is nothing which should be pointed out in light of the Company's assets or other factors with respect to the proposed appropriations of retained earnings;

(c) the supplementary schedules (excluding those parts relating to accounts) present correctly all information which should be listed thereon and there is nothing to point out regarding such schedules;

(d) on the part of Directors, no improper behavior in the conduct of their duties, including those relating to subsidiaries, and no grave instances of violations of either applicable laws or ordinances or the Articles of Incorporation of the Company have been detected.

With respect to the engagement by a Director in transactions competing with the Company; the engagement by a Director in transactions with the Company that represent a conflict of interest; donations, grants and any other gratuitous payments made by the Company to any person or entity; non-customary transactions with subsidiaries or shareholders of the Company; and the Company's acquisitions and dispositions of its own shares, we inspected relevant documents and made detailed investigations of such transactions as we deemed necessary, in addition to the examination referred to in item 2. above. We did not find any cases of non-performance of duty by Directors with respect to such matters.

May 16, 2005

Mitsubishi Corporation Board of Corporate Auditors

Yuzo Shinkai
Senior Corporate Auditor (full time)

Shigemitsu Miki
Corporate Auditor

Kokei Higuchi
Corporate Auditor

Shigeru Nakajima
Corporate Auditor

Kiyoshi Fujimura
Corporate Auditor (full time)

Note: Messrs. Shigemitsu Miki, Kokei Higuchi and Shigeru Nakajima, Corporate Auditors, fulfill the conditions for Outside Corporate Auditors as provided for in Paragraph 1, Article 18 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha).